FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: October 24, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Underwriting Agreement dated October 22, 2007

2	Subscription Receipt Agreement dated October 22, 2007

3	Common Share Purchase Warrant Indenture dated October 22, 2007

EXHIBIT 1

UNDERWRITING AGREEMENT

October 22, 2007

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

Attention:	Peter Tagliamonte, President & Chief Executive Officer

Dear Sirs:

The undersigned, Orion Securities Inc. (the “Lead Underwriter”), Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc. (together with the Lead Underwriter, the “Underwriters”) understand that Glencairn Gold Corporation (the “Corporation”) proposes to create, issue and sell (the “Offering”) units (the “Units”) and subscription receipts (the “Subscription Receipts”) subject to the terms and conditions set out below.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby agree to act as underwriters to the Corporation and purchase from the Corporation 40,000,000 Units and 133,670,000 Subscription Receipts at a price of $0.15 per Unit or Subscription Receipt (the “Purchase Price”) or to arrange for Purchasers (as hereinafter defined) of the Units and the Subscription Receipts resident in the Qualifying Provinces (as hereinafter defined) and in those jurisdictions outside of Canada consented to by the Corporation where the Units and the Subscription Receipts may be lawfully sold pursuant to the terms and conditions hereof for an aggregate purchase price of $26,050,500.

Each Unit shall consist of one common share of the Corporation (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Unit Warrant”), each Unit Warrant being exercisable to acquire one common share of the Corporation at a price of $0.18, subject to adjustment in certain events, until 5:00 p.m. (Toronto time) on October 22, 2010.

Each Subscription Receipt will be automatically exercised into one Unit (an “Underlying Unit”) (without any further action by the holders thereof), without payment of any consideration in addition to the Purchase Price of such Subscription Receipt, upon (a) receipt by the Corporation of the approval of the Corporation’s shareholders of the Subscription Receipt portion of the Offering in accordance with the policies and rules of the TSX (as hereinafter defined), and (b) satisfaction by the Corporation of the conditions contained in subsections 6(h) and (k) hereof; (the “Escrow Conditions”). Each Underlying Unit shall consist of one common share of the Corporation (an “Underlying Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, an “Underlying Warrant” and together with the Unit Warrants, the “Warrants”), each Underlying Warrant being exerciseable to acquire one common share of the Corporation at a price of $0.18, subject to adjustment in certain events, until 5:00 p.m. (Toronto time) on October 22, 2010.

The Underwriters shall be entitled to appoint a selling group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for Purchasers.

The parties acknowledge that the Unit Shares, the Unit Warrants, the Subscription Receipts, the Underlying Shares, the Underlying Warrants and the Warrant Shares (as hereinafter defined) have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) and may not be offered or sold in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act in the manner specified in paragraph 1 below.

The Subscription Receipts shall be duly and validly created and issued pursuant to, and governed by, the Subscription Receipt Agreement (as hereinafter defined) to be entered into between Equity Transfer & Trust Company, in its capacity as subscription receipt agent thereunder (the “Subscription Receipt Agent”), the Lead Underwriter and the Corporation to be dated as of the Closing Date (as hereinafter defined). The description of the Subscription Receipts herein is a summary only and is subject to the specific attributes and detailed provisions of the Subscription Receipts to be set forth in the Subscription Receipt Agreement. In case of any inconsistency between the description of the Subscription Receipts in this Agreement and the terms of the Subscription Receipts as set forth in the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement shall govern.

The Warrants shall be duly and validly created and issued pursuant to, and governed by, the Warrant Indenture (as hereinafter defined) to be entered into between Equity Transfer & Trust Company, in its capacity as warrant agent thereunder (the “Warrant Agent”) and the Corporation to be dated as of the Closing Date. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

In consideration of the services to be rendered by the Underwriters in connection with their services hereunder and all other matters in connection with the issue and sale of the Units and the Subscription Receipts, the Corporation shall, subject to the provisions hereof, pay to the Underwriters a cash commission (the “Commission”) equal to (i) 6.0% of the gross proceeds realized by the Corporation in respect of the sale of those Units and Subscription Receipts for which the Underwriters arranged Purchasers, being an aggregate of 14,688,623 Units and 46,636,377 Subscription Receipts; and (ii) 3.0% of the gross proceeds realized by the Corporation in respect of the sale of those Units and Subscription Receipts for which the Underwriters did not arrange Purchasers, being an aggregate of 25,311,377 Units and 80,363,623 Subscription Receipts. For greater certainty, the Underwriters shall not receive a commission in respect of the issue and sale of an aggregate of 6,670,000 Subscription Receipts. The obligation of the Corporation to pay the Commission shall arise at the Closing Time (as hereinafter defined) and the Commission shall be fully earned by the Underwriters at that time; provided, however, that 50% of the Commission relating to the issuance and sale of the Subscription Receipts shall form part of the Escrowed Funds (as hereinafter defined) and shall only be paid to the Underwriters upon the release of the Escrowed Funds in accordance with the terms of the Subscription Receipt Agreement.

As additional compensation, the Corporation shall issue to the Underwriters at Closing, that number of compensation warrants (the “Underwriters’ Warrants”) that is equal to (i) 6.0% of the number of Units and Subscription Receipts for which the Underwriters arranged Purchasers; and (ii) 3.0% of the number of Units and Subscription Receipts for which the Underwriters did not arrange Purchasers, each Underwriters’ Warrant entitling the Underwriters to acquire one Unit (a “Compensation Unit”), subject to adjustment in certain events. For greater certainty, the Underwriters shall not receive Underwriters’ Warrants in respect of the issue and sale of an aggregate of 6,670,000 Subscription Receipts. The Underwriters’ Warrants shall only be exercisable upon satisfaction of the Escrow Conditions and thereafter until October 22, 2009 at an exercise price of $0.15 per Compensation Unit. Each Compensation Unit shall consist of one common share of the Corporation (a “Compensation Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Compensation Warrant”), each Compensation Warrant being exerciseable to acquire one common share of the Corporation (a “Compensation Warrant Share”) at an exercise price of $0.18, subject to adjustmentin certain events, until 5:00 p.m. (Toronto time) on October 22, 2010.

All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the Underwriters’ duly registered broker-dealer affiliates in the United States (the “U.S. Affiliates”).

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“AMEX” means the American Stock Exchange;

“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Claim” has the meaning ascribed thereto in subparagraph 10(b);

“Closing” means the closing on the Closing Date of the transaction of purchase and sale in respect of the Units and the Subscription Receipts as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means October 22, 2007 or such other date as the Corporation and the Lead Underwriter may agree;

“Closing Time” means 9:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Lead Underwriter may agree;

“Common Shares” means common shares in the capital of the Corporation which the Corporation is authorized to issue as constituted on the date hereof;

“Compensation Units” means the Units issuable upon exercise of the Underwriters’ Warrants, each Compensation Unit comprised of one Compensation Share and one-half of one CompensationWarrant;

“Corporation’s Auditors” means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Disclosure Documents” means all publicly available press releases, material change reports, annual information forms, information circulars, financial statements and other documents that have been disclosed by the Corporation to the public and filed with the securities regulatory authorities in each of the provinces of Canada pursuant to applicable Securities Laws or otherwise posted on SEDAR;

“Engagement Letter” means the letter agreement dated October 1, 2007 between the Corporation and the Lead Underwriter relating to the Offering, as amended October 2, 2007;

“Escrowed Funds” has the meaning ascribed thereto in paragraph 2 hereof;

“Expiry Date” has the meaning ascribed thereto in paragraph 2 hereof;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Indemnified Party” has the meaning ascribed thereto in subparagraph 10(a);

“La Libertad Report” means the technical report entitled “Technical Report on La Libertad Project, Nicaragua” prepared by Peter A. Lacroix P. Eng. dated October 31, 2006;

“Limon Mine Report” means the technical report entitled “Technical Report on Limon Mine, Nicaragua” prepared by Hrayr Agnerian, M.Sc. (Applied), P.Geo. and Jason J. Cox, P.Eng. and dated February 24, 2005;

“Material Adverse Effect” when used in connection with an entity means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries, taken as a whole;

“Mining Rights” has the meaning ascribed thereto in subparagraph 4(a)(vi);

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, “distribution” and “insider” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“National Instrument” means National Instrument 45-102 “Resale of Securities”

“Person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Purchasers” means the Persons (which may include the Underwriters) who, as purchasers, acquire Units and Subscription Receipts by duly completing, executing and delivering the Subscription Agreements;

“Qualifying Provinces” means, collectively, the provinces of Canada in which the Purchasers are resident, being the provinces of British Columbia, Alberta and Ontario;

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in the Qualifying Provinces;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, multilateral or national instruments, orders, blanket rulings and other regulatory instruments issued or adopted by the Securities Commissions;

“Subscription Agreements” means, collectively, the subscription agreements in the form agreed upon by the Lead Underwriter and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Units and the Subscription Receipts as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto;

“Subscription Receipt Agent” means Equity Transfer & Trust Company, in its capacity as subscription receipt agent pursuant to the Subscription Receipt Agreement;

“Subscription Receipt Agreement” means the subscription receipt agreement dated as of the Closing Date among the Corporation, the Lead Underwriter and the Subscription Receipt Agent, providing for the creation and issuance of the Subscription Receipts and in a form to be agreed upon by the Corporation and the Lead Underwriter, each acting reasonably;

“Subscription Receipt Certificates” means, collectively, the definitive certificates representing the Subscription Receipts;

“subsidiary” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Subsidiary” has the meaning ascribed thereto in subparagraph 4(a)(ii);

“TSX” means the Toronto Stock Exchange;

“Underlying Securities” means, collectively, the Underlying Shares and the Underlying Warrants issuable upon the deemed exercise of the Subscription Receipts;

“Underwriters’ Warrant Certificates” means, collectively, the definitive certificates issued to the Underwriters on the Closing Date which evidence and set forth the terms and conditions of the Underwriters’ Warrants;

“United States” means the Unites States of America as defined in Regulation S under the U.S. Securities Act;

“Unit Warrant Certificates” means, collectively, the definitive certificates representing the Unit Warrants;

“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Equity Transfer & Trust Company in its capacity as warrant agent pursuant to the Warrant Indenture;

“Warrant Indenture” means the warrant indenture dated as of the Closing Date between the Corporation and the Warrant Agent, providing for the creation and issuance of the Warrants and in a form to be agreed upon by the Corporation and the Lead Underwriter, each acting reasonably; and

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

TERMS AND CONDITIONS

1.            (a)          Sale on Exempt Basis. The Underwriters shall offer for sale the Units and the Subscription Receipts comprising the Offering as Underwriters on behalf of the Corporation:

(i)	in the Qualifying Provinces in compliance with all applicable Securities Laws and in such other jurisdictions outside of Canada agreed to by the Corporation;

(ii)

in the United States through the U.S. Affiliates pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws, all such sales to be carried out and completed in accordance with Schedule “A” annexed hereto; and

(iii)

only to such Purchasers and in such manner so that the sale of the Units and the Subscription Receipts to such Purchasers is exempt from any prospectus or offering memorandum filing or delivery requirement or similar requirement of applicable securities laws and is otherwise in compliance with all applicable Securities Laws and all applicable securities laws of such other jurisdictions.

(b)           Filings. The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation in connection with the purchase and sale of the Units and the Subscription Receipts so that the distribution of the Units and the Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States (but on terms that will permit the Underlying Securities and the Warrant Shares acquired by the Purchasers in the Qualifying Provinces to be sold by such Purchasers in the Qualifying Provinces subject to, and in compliance with, applicable Securities Laws), and the Underwriters undertake to cause the Purchasers to complete any forms required by Securities Laws or other applicable securities laws and by the AMEX and TSX. All fees payable in connection with such filings under all applicable Securities Laws shall be at the expense of the Corporation.

(c)           No Offering Memorandum. Neither the Corporation nor the Underwriters shall provide to prospective Purchasers any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws.

(d)           United States Offers and Sales. Each of the Corporation and the Underwriters (on their own behalf and on behalf of the U.S. Affiliates) agree that the representations, warranties and covenants contained in Schedule “A” annexed hereto are incorporated by reference in and shall form part of this Agreement with respect to offers and sales of Units and Subscription Receipts in the United States.

2.            Escrow. The gross proceeds of the Offering derived from the sale of the Subscription Receipts less an amount equal to 50% of the Underwriters’ Commission in respect of such sale of Subscription Receipts (the “Escrowed Funds”) will be held in escrow on behalf of the Purchasers by the Subscription Receipt Agent in accordance with the provisions of the Subscription Receipt Agreement. The Escrowed Funds (and accrued interest) will be released to the Corporation and the Underwriters upon satisfaction of the Escrow Conditions, at which time each Subscription Receipt shall be automatically exercised into one Underlying Unit. In the event that the Escrow Conditions are not satisfied prior to 5:00 p.m. (Toronto time) on December 31, 2007 (the “Expiry Date”), the Escrowed Funds plus accrued interest shall be used by the Corporation to repurchase the Subscription Receipts at a redemption price per Subscription Receipt equal to the Purchase Price thereof plus a pro rata amount of any interest accrued in respect of the Escrowed Funds to the date of redemption. To the extent that the Escrowed Funds are not sufficient to purchase all of the Subscription Receipts, the Corporation will contribute such amounts as are necessary to satisfy any shortfall.

3.            Covenants. The Corporation hereby covenants to the Underwriters and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in purchasing the Units and the Subscription Receipts, that the Corporation shall:

(a)

allow the Underwriters and their representatives to conduct all due diligence investigations regarding the Corporation, the Subsidiaries and their respective business which the Underwriters may reasonably require to be conducted prior to the Closing Date;

(b)

for a period of 36 months after the Closing Date, use its commercially reasonable best efforts to maintain its status as a “reporting issuer” under the Securities Laws, not in default of any requirement of such Securities Laws;

(c)

duly execute and deliver the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrant Certificates at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

(d)	use its commercially reasonable best efforts to fulfil or cause to be fulfilled, at or prior to the Closing Time, each of the conditions required to be fulfilled by it set out in paragraph 6;

(e)	ensure that the Unit Shares are duly issued as fully paid and non-assessable shares of the Corporation on payment of the Purchase Price thereof;

(f)

ensure that the Unit Warrants are duly and validly created, authorized and issued on payment of the Purchase Price thereof and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Warrant Indenture;

(g)

ensure that the Subscription Receipts are duly and validly created, authorized and issued on payment of the Purchase Price thereof and shall have attributes corresponding in all material respects to the description set forth in this Agreement and in the Subscription Receipt Agreement;

(h)

ensure that the Underlying Shares issuable upon the deemed exercise of the Subscription Receipts shall, upon issuance in accordance with the terms of the Subscription Receipt Agreement, be duly issued as fully paid and non-assessable shares of the Corporation;

(i)

ensure that, at all times prior to 5:00 p.m. (Toronto time) on the Expiry Date, a sufficient number of Underlying Shares are allotted and reserved for issuance upon the deemed exercise of the Subscription Receipts;

(j)

ensure that the Underlying Warrants issuable upon the deemed exercise of the Subscription Receipts shall, upon issuance in accordance with the terms of the Subscription Receipt Agreement, be validly created and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Warrant Indenture;

(k)

ensure that the Warrant Shares issuable upon exercise of the Warrants shall, upon issuance in accordance with the terms of the Warrant Indenture on payment of the exercise price thereof, be duly issued as fully paid and non-assessable shares of the Corporation;

(l)	ensure that at all times prior to the expiry thereof, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants;

(m)

ensure that the Underwriters’ Warrants are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in this Agreement and in the Underwriters’ Warrant Certificates;

(n)

ensure that the Compensation Shares issuable upon exercise of the Underwriters’ Warrants shall, upon issuance in accordance with the terms thereof, be duly issued as fully paid and non-assessable shares of the Corporation;

(o)

ensure that the Compensation Warrants issuable upon exercise of the Underwriters’ Warrants shall, upon issuance in accordance with the terms thereof, be validly created and shall have attributes corresponding in all material respects to the description thereof set forth in this Agreement and the certificates representing the Compensation Warrants;

(p)

use its reasonable best efforts to ensure that the Unit Shares, the Underlying Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares are listed and posted for trading on the TSX and AMEX upon their respective dates of issuance;

(q)

use the net proceeds of the Offering derived from the sale of the Units and, provided the Escrow Conditions are satisfied prior to 5:00 p.m. (Toronto time) on the Expiry Date, the net proceeds of the Offering derived from the sale of the Subscription Receipts, for development of the Corporation’s La Libertad gold mine in Nicaragua, exploration expenditures on the Corporation’s mineral properties and general working capital purposes;

(r)	use its commercially reasonable best efforts to satisfy the Escrow Conditions as soon as practicable following the Closing Date;

(s)

for a period of 120 days following the Closing Date, not issue or announce the issuance of any Common Shares or any securities convertible into or exchangeable for or exercisable to acquire Common Shares without the written consent of the Lead Underwriter, such consent not to be unreasonably withheld, other than (A) as contemplated herein, (B) pursuant to the grant or exercise of stock options and other similar issuances pursuant to the existing share incentive plan of the Corporation and other existing share compensation arrangements, (C) pursuant to the exercise of outstanding warrants, and (D) in connection with any property acquisitions or existing property agreements;

(t)

cause certain of the Corporation’s directors and officers to execute and deliver written undertakings on terms and conditions satisfactory to the Lead Underwriter in favour of the Underwriters agreeing not to sell, transfer, assign, pledge or otherwise dispose of any securities of the Corporation owned directly or indirectly by such directors and officers or their respective associates for a period commencing on the Closing Date and ending 120 days following the Closing Date, unless (A) they first obtain the prior written consent of the Lead Underwriter, which consent will not be unreasonably withheld or delayed, or (B) there occurs a take-over bid or similar transaction involving a change of control of the Corporation;

(u)

execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to the Securities Laws in the time required by applicable Securities Laws, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to this Agreement required to be filed by the Corporation; and

(v)

as a condition precedent to the execution and delivery of any direction or release certificate required by the Subscription Receipt Agent for the release of the Escrowed Funds to the Corporation, cause the Chief Executive Officer and Chief Financial Officer of the Corporation (or such other officers of the Corporation as the case may be acceptable to the Lead Underwriter, acting reasonably) to certify to the Underwriters that all terms and conditions specified in this Agreement and the Subscription Receipt Agreement for the release of the Escrowed Funds have been satisfied.

4.            (a)          Representations and Warranties of the Corporation. The Corporation represents and warrants to the Underwriters and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in acting as Underwriters, in the case of the Underwriters, and in purchasing the Units and the Subscription Receipts, in the case of the Purchasers, that:

(i)

the Corporation and each of the Subsidiaries is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Unit Warrant Certificates, the Warrant Indenture and the Underwriters’ Warrant Certificates and to carry out its obligations hereunder and thereunder;

(ii)

the Corporation has no subsidiaries other than the following (the “Subsidiaries” and each a “Subsidiary”) nor any investment or proposed investment in any person which, for the financial year ended December 31, 2006 accounted for or which, for the financial year ending December 31, 2007, is expected to account for, more than five percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis:

Subsidiaries	Corporate Jurisdiction	Percentage Ownership
Glencairn Holdings Inc.	Cayman Islands	100%
Black Hawk Mining Inc.	Québec	100%
Glencairn Enterprises Ltd.	Cayman Islands	100% (1)
Metales Procesados MRW S.A.	Costa Rica	100%
Compania Rio Minerales S.A.	Costa Rica	100%

1069024 Ontario Limited	Ontario	100%
Triton Mining Corporation	Ontario	100%
Triton Minera S.A.	Nicaragua	95%
Triton Mining (U.S.A.) LLC	Wyoming	100%
Glencairn Investments Corp.	Cayman Islands	100%
Central American Mine Holdings Limited	Belize	100%
Desarrollo Minero de Nicaragua, S.A.	Nicaragua	100%
RNC Panama Limited	Belize	100%
Minera Cerro Quema, S.A.	Panama	60%

(1)	The Corporation owns all of the issued and outstanding shares of Glencairn Enterprises Ltd. other than one Class C Share.

(iii)

the Corporation owns, directly or indirectly, the percentage of issued and outstanding shares of each of the Subsidiaries set out in subparagraph 4(a)(ii) above, all of the issued and outstanding shares of the Subsidiaries are issued as fully paid and non-assessable shares, in each case, other than as disclosed in the Disclosure Documents, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person, firm or corporation has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of the Subsidiaries of any interest in any of the shares in the capital of any of the Subsidiaries;

(iv)

other than as disclosed in the Disclosure Documents, the Corporation and each of the Subsidiaries holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation or any Subsidiary. In particular, without limiting the generality of the foregoing, neither the Corporation nor any of the Subsidiaries has received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the resource properties described in the Disclosure Documents where such revocation or cancellation would have a Material Adverse Effect on the Corporation or any Subsidiary;

(v)

except as disclosed in the Disclosure Documents, the Corporation and the Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to, all of the material property or assets thereof as described in the Disclosure Documents, and no other Mining Rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such Mining Rights and, except as disclosed in the Disclosure Documents, none of the Corporation or any

Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the Mining Rights thereof;

(vi)

the Corporation and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular property is located (collectively, “Mining Rights”), in respect of the ore bodies and minerals located in properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or the applicable Subsidiary to explore the minerals relating thereto; all property, leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance in all material respects with all applicable laws and are valid and subsisting except where the failure to be so would not have a Material Adverse Effect on the Corporation or any Subsidiary; the Corporation and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Corporation and the Subsidiaries have an interest as described in the Disclosure Documents granting the Corporation or the applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or the applicable Subsidiary, with only such exceptions as do not interfere with the use made by the Corporation or the applicable Subsidiary of the rights or interest so held; and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary except where the failure to be so would not have a Material Adverse Effect on the Corporation or any Subsidiary. The Mining Rights in respect of the Corporation’s properties, as disclosed in the Disclosure Documents, constitute a description of all material Mining Rights held by the Corporation and the Subsidiaries;

(vii)

the Corporation has made available to the respective authors thereof, prior to the issuance of the Limon Mine Report and the La Libertad Report, for the purpose of preparing the Limon Mine Report and the La Libertad Report, respectively, all information requested, and to the knowledge and belief of the Corporation, no such information contains any material misrepresentation. The Corporation does not have any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided since the dates that such information was so provided;

(viii)

to the best of the knowledge of the Corporation, the Limon Mine Report and the La Libertad Report, as supplemented by the disclosure in respect of such properties in the Disclosure Documents, accurately and completely set forth all material facts relating to the properties that are subject thereto. Since the date of preparation of the Limon Mine Report and the La Libertad Report, respectively, there has been no change of which the Corporation is aware that would disaffirm any aspect of such reports in any material respect;

(ix)

the Corporation is a reporting issuer under the Securities Laws of each of the provinces of Canada, is not in default of any requirement of such Securities Laws and the Corporation is not included on a list of defaulting reporting issuers maintained by the securities regulatory authorities of such provinces;

(x)

at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under the Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Unit Warrant Certificates, the Warrant Indenture and the Underwriters’ Warrant Certificates, and the consummation of the transactions contemplated herein, will have been made or obtained, as applicable (other than the filing of reports required under applicable Securities Laws within the prescribed time periods and the filing of standard documents with the TSX and AMEX, which documents shall be filed as soon as practicable after the Closing Date);

(xi)

the Unit Shares, the Unit Warrants, the Subscription Receipts, the Underlying Shares, the Underlying Warrants, the Warrant Shares, the Underwriters’ Warrants, the Compensation Shares, the Compensation Warrants and the Compensation Warrant Shares will not be subject to a restricted period or to a statutory hold period under the Securities Laws or to any resale restriction under the policies of the TSX which extends beyond four months and one day after the Closing Date;

(xii)

each of the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Unit Warrant Certificates, the Warrant Indenture and the Underwriters’ Warrant Certificates, the performance by the Corporation of its obligations hereunder or thereunder, the issue and sale of the Units and the Subscription Receipts hereunder and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Unit Shares and Unit Warrants, the issuance and delivery of the Underlying Securities upon the deemed exercise of the Subscription Receipts, the issuance and delivery of the Warrant Shares upon the exercise of the Warrants, the issuance and delivery of the Underwriters’ Warrants, the issuance and delivery of the Compensation Shares and Compensation Warrants upon exercise of the Underwriters’ Warrants and the issuance and delivery of the Compensation Warrant Shares upon the exercise of the Compensation Warrants, respectively, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Corporation including, without limitation, the Securities Laws and the policies, rules and regulations of the TSX and AMEX; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation, any Subsidiary or the property or assets thereof;

(xiii)

the Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under the Securities Laws and the rules and regulations of the TSX and AMEX and, without limiting the generality of the foregoing, there has not occurred any material adverse change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and the Subsidiaries (taken as a whole) since December 31, 2006, which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the Disclosure Documents were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(xiv)	except as disclosed in the Disclosure Documents, neither the Corporation nor any Subsidiary has approved, or has entered into any agreement in respect of, or has any knowledge of:

(A)

the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;

(B)

the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Corporation) of the Corporation or any Subsidiary; or

(C)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or any Subsidiary;

(xv)

the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2006 (the “Audited Financial Statements”) and consolidated comparative financial statements for the six months ended June 30, 2007 have been prepared in accordance with generally accepted accounting principles in Canada and present fully, fairly and correctly in all material respects, the consolidated financial condition of the Corporation as at the date thereof and the results of the operations and the changes in the financial position of the Corporation for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and there has been no change in accounting policies or practices of the Corporation since December 31, 2006, save as disclosed in subsequently filed interim financial statements of the Corporation;

(xvi)

except as disclosed in the Audited Financial Statements and as disclosed to the Underwriters, all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay such taxes would not constitute an adverse material fact in respect of the Corporation or any Subsidiary or have a Material Adverse Effect on the Corporation or any Subsidiary. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation or any Subsidiary. To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or any Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect on the Corporation or any Subsidiary;

(xvii)

the Corporation’s Auditors who audited the Audited Financial Statements and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102) between the Corporation and the Corporation’s Auditors or, to the knowledge of the Corporation, any former auditors of the Corporation;

(xviii)

other than as set out in the Disclosure Documents, no person, firm or corporation has or will have at the Closing Time any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase of any unissued shares or securities of the Corporation or of any of the Subsidiaries;

(xix)

other than as set out in the Disclosure Documents, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or of the Subsidiaries;

(xx)

except as disclosed in the Disclosure Documents, none of the officers or employees of the Corporation or of any Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation or any of the Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

(xxi)

no legal or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by the Corporation and the Subsidiaries which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Corporation or any Subsidiary and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or with respect to its properties;

(xxii)

except as disclosed in the Disclosure Documents, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Corporation’s knowledge, threatened against or affecting the Corporation, the Subsidiaries, or their respective directors, officers or employees, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Corporation’s knowledge, there is no basis therefore and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any governmental authority, which, either separately or in the aggregate, may have a Material Adverse Effect on the Corporation or any Subsidiary or that would adversely affect the ability of the Corporation to perform its obligations under this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates or the Underwriters’ Warrant Certificates;

(xxiii)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of this Agreement except (A) in compliance with the Securities Laws with regard to the distribution of the Units and the Subscription Receipts in the Qualifying Provinces, (B) a notice filing pursuant to Regulation D and related notice filings under applicable United States state securities laws, and (C) those which have been obtained and provided to the Underwriters;

(xxiv)

none of the Corporation nor any of the Subsidiaries is in violation of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(xxv)

the Corporation and each of the Subsidiaries owns or has the right to use under licence, sub-licence or otherwise all material intellectual property used by the Corporation and the Subsidiaries in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

(xxvi)

any and all of the agreements and other documents and instruments pursuant to which the Corporation and the Subsidiaries hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licences and other agreements pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Disclosure Documents;

(xxvii)

all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of its directors, necessary to carry out its obligations hereunder, have been or will, by the Closing Time, be completed;

(xxviii)

at the Closing Time, each of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrant Certificates shall have been duly authorized and executed and delivered by the Corporation and upon such execution and delivery each shall constitute a valid and binding obligation of the Corporation and each shall be enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxix)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Unit Shares partially comprising the Units as fully paid and non-assessable shares of the Corporation;

(xxx)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Unit Warrants and, upon the due exercise of the Unit Warrants in accordance with its provisions thereof, the Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(xxxi)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Underwriters’ Warrants, and, upon the due exercise of the Underwriters’ Warrants in accordance with its provisions thereof, the Compensation Shares and Compensation Warrants will be validly issued as fully paid and non-assessable securities of the Corporation and upon the due exercise of the Compensation Warrants in accordance with its provisions thereof, the Compensation Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(xxxii)

at the Closing Time, all necessary corporate action will have been taken by the Corporation to allot and authorize the issuance of the Subscription Receipts and, upon the deemed exercise of the Subscription Receipts following the Closing Time, the Underlying Shares and Underlying Warrants will be validly issued as fully paid and non-assessable securities of the Corporation and upon the due exercise of the Underlying Warrants, the Warrant Shares will be validly issued as fully paid and non-assessable shares of the Corporation;

(xxxiii)

the Common Shares are listed and posted for trading on the TSX and AMEX and all necessary notices and filings will have been made before the Closing Time with and all necessary consents, approvals and authorizations obtained by the Corporation from the TSX and AMEX to ensure that, subject to fulfilling the conditions contained in a letter from the TSX dated October 18, 2007 in connection with the conditional acceptance of the Offering, the Unit Shares, the Underlying Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares will be listed and posted for trading on the TSX and AMEX upon their issuance;

(xxxiv)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Units, the Subscription Receipts and the Underlying Securities) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any regulatory authority;

(xxxv)

the authorized capital of the Corporation consists of an unlimited number of Common Shares, of which, as at the close of business on October 19, 2007, 241,321,698 Common Shares were issued and outstanding as fully paid and non-assessable shares of the Corporation;

(xxxvi)	other than as set out in the Disclosure Documents, neither the Corporation nor any of the Subsidiaries has made any loans to or guaranteed the obligations of any Person;

(xxxvii)

with respect to each premises of the Corporation or the Subsidiaries which is material to the Corporation and the Subsidiaries on a consolidated basis and which the Corporation or any of the Subsidiaries occupies as tenant (the “Leased Premises”), the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect;

(xxxviii)

the assets of the Corporation and the Subsidiaries and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not failed to promptly give any notice of any material claim thereunder;

(xxxix)

the Corporation and each of the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect on the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice;

(xl)

other than as disclosed in the Disclosure Documents, there has not been in the last two years and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict which could reasonably be expected to have a Material Adverse Effect on the Corporation’s or any of the Subsidiaries’ business, taken as a whole, and the Corporation and each of the Subsidiaries is in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect on the Corporation or any of the Subsidiaries;

(xli)

other than as disclosed in the Disclosure Documents, no union has been accredited or otherwise designated to represent any employees of the Corporation or any of the Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or any of the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation’s facilities and none is currently being negotiated by the Corporation or any Subsidiary;

(xlii)

the Disclosure Documents disclose, to the extent required by applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(xliii)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain accountability for assets;

(xliv)

other than as disclosed in the Disclosure Documents, none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation or its Subsidiaries which materially affects, is material to or will materially affect the Corporation or any Subsidiary;

(xlv)

Equity Transfer & Trust Company, at its office in the City of Toronto, Ontario has been duly appointed as registrar and transfer agent for the Common Shares, as subscription receipt agent in respect of the Subscription Receipts and as warrant agent in respect of the Warrants;

(xlvi)

the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods from their respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation or any of its Subsidiaries to the date hereof not reflected in such minute books and other records;

(xlvii)

other than as disclosed in the Disclosure Documents and to the best of the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Leased Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

(xlviii)

without limiting the generality of the immediately preceding paragraph, other than as disclosed in the Disclosure Documents, the Corporation and each of its Subsidiaries do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation, nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

(xlix)

other than as disclosed in the Disclosure Documents, there are no orders, rulings or directives issued, pending or, to the best of the Corporation’s knowledge reasonably held, being based on due direction and enquiry of its personnel and advisors, threatened against the Corporation or any of its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Corporation or any of its Subsidiaries (including the Leased Premises) which would have a Material Adverse Effect on the Corporation or any of its Subsidiaries;

(l)

other than as disclosed in the Disclosure Documents, the Corporation and the Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Corporation or any of the Subsidiaries;

(li)

all information which has been prepared by the Corporation and the Subsidiaries relating to the Corporation and the Subsidiaries and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(lii)

to the knowledge of the Corporation, the Corporation is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario); and

(liii)

other than the Underwriters, there is no Person acting or purporting to act at the request of or on behalf of the Corporation that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement.

(b)           Representations, Warranties and Covenants of the Underwriters. The Underwriters hereby severally represent, warrant and covenant to the Corporation, and acknowledge that the Corporation is relying upon such representations and warranties, that:

(i)

in respect of the offer and sale of the Units and the Subscription Receipts, the Underwriters, the U.S. Affiliates and their respective agents and representatives will comply with all Securities Laws and all applicable laws of the jurisdictions outside Canada in which they offer Units and Subscription Receipts;

(ii)

the Underwriters, the U.S. Affiliates and their respective agents and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Units, the Subscription Receipts or the Underlying Securities in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or by means of the Internet or otherwise or conducted any seminar or meeting concerning the offer or sale of the Units, the Subscription Receipts or the Underlying Securities whose attendees have been invited by any general solicitation or general advertising;

(iii)

the Underwriters and the U.S. Affiliates have not and will not solicit offers to purchase or sell the Units or the Subscription Receipts so as to require the filing of a prospectus, registration statement, offering memorandum or similar document with respect thereto or the provision of a contractual right of action (as defined in Ontario Securities Commission Rule 14-501) under the laws of any jurisdiction including, without limitation, the United States; and

(iv)	the Underwriters and/or the U.S. Affiliates will obtain a duly completed and executed Subscription Agreement from each Purchaser.

5.            Closing Deliveries. The purchase and sale of the Units and the Subscription Receipts shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell LLP, Toronto, Ontario or at such other place as the Lead Underwriter and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver to the Underwriters certificate(s) in definitive form representing the Unit Shares, the Unit Warrants and the Subscription Receipts registered in the name of “CDS &Co.” or such other name or names as directed by the Underwriters in writing, against payment at the direction of the Corporation, in lawful money of Canada by certified cheque, banker’s draft or wire transfer payable at par in the City of Toronto, of an amount equal to the aggregate purchase price for the Units and the Subscription Receipts being issued and sold hereunder less an amount equal to 50% of the Commission in respect of the sale of the Subscription Receipts, an amount equal to 100% of the Commission in respect of the sale of the Units and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with paragraph 14, it being acknowledged and agreed that the Escrowed Funds shall be deposited in escrow in accordance with the terms of the Subscription Receipt Agreement.

6.            Closing Conditions. Each Purchaser’s obligation to purchase the Units and the Subscription Receipts at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)           the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation, or such other officers or directors of the Corporation as the Lead Underwriter may agree, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons so signing, that:

(i)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)

since December 31, 2006, (A) there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, business prospects, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation or any of its Subsidiaries as of the date of this Agreement that has not been generally disclosed, and (B) no material transactions have been entered into by the Corporation or any of the Subsidiaries other than in the ordinary course of business, except as has been disclosed in the Disclosure Documents;

(iii)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied up to the Closing Time; and

(iv)

the representations and warranties of the Corporation contained in this Agreement are true and correct as of the Closing Time, with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(b)           the Underwriters shall have received at the Closing Time a certificate dated the Closing Date, signed by an appropriate officer or officers of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the Corporation’s board of directors relating to this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrants and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

(c)           the Underwriters shall have received evidence on or before the Closing Date that all requisite regulatory approvals, including the approval of the TSX, have been obtained by the Corporation in order to complete the Offering;

(d)           the Unit Shares, the Underlying Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares shall have been conditionally approved for listing on the TSX and AMEX;

(e)           the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrant Certificates shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters, acting reasonably;

(f)           the Underwriters shall have received a certificate from Equity Transfer & Trust Company as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(g)           the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from Cassels Brock & Blackwell LLP, counsel for the Corporation, and where appropriate, counsel in the other Qualifying Provinces and other local counsel of the Corporation, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation, as appropriate, with respect to the following matters:

(i)

as to the valid existence of the Corporation under the laws of Canada and as to the corporate power of the Corporation to carry out its obligations under this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrants and to issue the Unit Shares, the Unit Warrants, Subscription Receipts, the Underlying Securities, the Warrant Shares, the Underwriters’ Warrants, the Compensation Shares, the Compensation Warrants and the Compensation Warrant Shares;

(ii)	the Corporation is a reporting issuer not on the list of defaulting reporting issuers maintained pursuant to the applicable Securities Laws of the Qualifying Provinces;

(iii)	as to the authorized capital of the Corporation;

(iv)	the Corporation has all requisite corporate power and authority under the laws of Canada to carry on its business as presently carried on and to own, lease and operate its properties and assets;

(v)

none of the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrant Certificates, the performance by the Corporation of its obligations hereunder and thereunder, or the sale or issuance of the Unit Shares, the Unit Warrants, the Subscription Receipts and the Underwriters’ Warrants, the issuance of the Underlying Securities upon the deemed exercise of the Subscription Receipts, the issuance of the Warrant Shares upon the exercise of the Unit Warrants and the Underlying Warrants, the issuance of the Compensation Shares and Compensation Warrants upon the exercise of the Underwriters’ Warrants and the issuance of the Compensation Warrant Shares upon exercise of the Compensation Warrants will conflict with or result in any breach of the constating documents or by-laws of the Corporation, the provisions of any law, statute, rule or regulation to which the Corporation is subject or any resolutions of the directors or shareholders of the Corporation;

(vi)

each of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Subscription Receipt Certificates, the Warrant Indenture, the Unit Warrant Certificates and the Underwriters’ Warrant Certificates has been duly authorized and executed and delivered by the Corporation, and constitutes a valid and legally binding agreement of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principals when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

(vii)	the Unit Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(viii)	the Unit Warrants, the Subscription Receipts and the Underwriters’ Warrants have been validly created, executed and issued by the Corporation;

(ix)

the Underlying Securities issuable upon the due exercise of the Subscription Receipts and the Warrant Shares issuable upon the due exercise of the Unit Warrants and the Underlying Warrants have been authorized and allotted for issuance and, upon the due exercise of the Subscription Receipts, the Unit Warrants and the Underlying Warrants in accordance with the respective provisions thereof, the Underlying Shares and the Warrant Shares, as applicable, will be validly issued as fully paid and non-assessable securities of the Corporation;

(x)	the Compensation Shares and Compensation Warrants comprising the Compensation Units issuable upon the due exercise of the Underwriters’ Warrants have been authorized and allotted for issuance and, upon the due exercise of the Underwriters’ Warrants in accordance with the provisions thereof, the Compensation Shares and the Compensation Warrants will be validly issued as fully paid and non-assessable securities of the Corporation and upon the due exercise of the Compensation Warrants, the Compensation Warrant Shares will be issued as fully paid and non-assessable shares of the Corporation;

(xi)

the offering, issue, sale and delivery of the Units and the Subscription Receipts to the Purchasers in the Qualifying Provinces in accordance with the Subscription Agreements and the issue and grant of the Underwriters’ Warrants to the Underwriters are exempt from the prospectus and registration requirements of applicable Securities Laws and no prospectus will be required to be filed, no other document will be required to be filed, no proceeding taken and no approval, permit, consent or authorization of the Securities Commissions will be required to be obtained under applicable Securities Laws to permit the offering, issue, sale and delivery of the Units and the Subscription Receipts to the Purchasers or the Underwriters’ Warrants to the Underwriters, subject to the completion of filings required to be made after the completion of the Offering;

(xii)

the issue by the Corporation of the Underlying Securities upon exercise of the Subscription Receipts, of the Warrant Shares upon exercise of the Unit Warrants and Underlying Warrants, of the Compensation Shares and Compensation Warrants upon exercise of the Underwriters’ Warrants and of the Compensation Warrant Shares upon exercise of the Compensation Warrants in accordance with the respective terms and conditions thereof will be exempt from the registration and prospectus requirements of the Securities Laws and no document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of the Securities Commissions or any other regulatory authority required to be obtained under the Securities Laws to permit such issue and delivery of the Underlying Securities, the Warrant Shares, the Compensation Shares, the Compensation Warrants and the Compensation Warrant Shares in accordance with the terms thereof;

(xiii)

other than a trade that is otherwise exempt from the prospectus and registration requirements of the Securities Laws, the first trade by the Purchasers in the Qualifying Provinces of the Unit Shares, Unit Warrants, Subscription Receipts, Underlying Securities or the Warrant Shares and of the Underwriters’ Warrants, Compensation Shares, Compenation Warrants or Compensation Warrant Shares by the Underwriters in the Province of Ontario is a distribution unless at the time of such trade:

(a)	the Corporation is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;
(b)	at least four months have elapsed from the “distribution date” (as defined under the National Instrument) of the Units and the Subscription Receipts;
(c)

at the “distribution date” (as defined under the National Instrument), the certificates representing the Unit Shares, Unit Warrants, Subscription Receipts and the Underwriters’ Warrants carried a legend, and if the Underlying Securities, the Compensation Shares, Compenation Warrants, Warrant Shares or Compensation Warrant Shares are issued prior to February 23, 2008, the certificates representing such securities, carries a legend, or an ownership statement issued under a direct registration system acceptable to the regulator, bears a legend restriction notation, stating “Unless permitted under securities legislation, the holder of this security must not trade the security before February 23, 2008”

(d)	such trade is not a “control distribution” (as defined in the National Instrument);
(e)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of such trade;
(f)	no extraordinary commission or consideration is paid to a person or company in respect of such trade; and
(g)

if the selling securityholder is an insider or officer of the Corporation, the selling securityholder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as defined in National Instrument 14-101 – Definitions and Interpretation);

(xiv)

the TSX has conditionally accepted the listing of the Unit Shares, the Underlying Shares, the Warrant Shares, the Compensation Shares and the Compensation Warrant Shares subject to compliance with its conditions outlined in such conditional acceptance;

(xv)	the Subscription Receipt Agent has been duly appointed by the Corporation as subscription receipt agent in respect of the Subscription Receipts; and

(xvi)	the Warrant Agent has been duly appointed by the Corporation as warrant agent in respect of the Warrants;

(h)           the Underwriters shall have received favourable legal opinions addressed to the Underwriters in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, from counsel to each of Black Hawk Mining Inc., 1069024 Ontario Limited, Triton Mining Corporation, Triton Minera S.A., Triton Mining (U.S.A.) LLC, Glencairn Investments Corp., Central American Mine Holdings Limited and Desarrollo Minero de Nicaragua, S.A., which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Subsidiaries, as appropriate, with respect to the following matters:

(i)

each of the Subsidiaries is a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(ii)	as to the authorized and issued and outstanding capital of each of the Subsidiaries; and

(iii)	all of the issued and outstanding shares of each of the Subsidiaries (or the applicable portion of such shares) are registered, directly or indirectly, in the name of the Corporation or a Subsidiary;

(i)	the Underwriters shall have received a certificate of compliance with respect to the Corporation;

(j)            the Underwriters shall have received an opinion from Dorsey & Whitney LLP, United States counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that registration of the Unit Shares, the Unit Warrants, the Subscription Receipts, the Underlying Securities and the Warrant Shares will not be required under the

U.S. Securities Act, it being understood that such counsel need not express its opinion with respect to any subsequent re-sale of the Unit Shares, the Unit Warrants, the Subscription Receipts, the Underlying Securities and/or the Warrant Shares;

(k)             the Underwriters shall have received a favourable legal opinion addressed to the Underwriters from counsel to the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, dated as of the Closing Date, with respect to title and other Mining Rights in regards to the property that is the subject of the La Libertad Report;

(l)            the Underwriters shall have received the undertakings requested by the Underwriters pursuant to subparagraph 3(t) hereof; and

(m)         the Underwriters shall have completed and be satisfied, in their sole discretion, with the results of their due diligence investigations regarding the Corporation, the Subsidiarys and their respective business.

7.            Termination Events. Each of the Underwriters shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of such Underwriter(s), all of its obligation under this Agreement and the obligations of any Purchaser in relation to the Offering, by written notice to that effect given to the Corporation at or prior to the Closing Time, if:

(a)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the directors, officers or principal shareholders of the Corporation or any order is made by any Governmental Authority, including, without limitation, the TSX and AMEX or any securities regulatory authority (other than an inquiry, action, suit, investigation or other proceeding or order based solely upon the activities or alleged activities of the Underwriters), or any law or regulation is enacted or changed which in the reasonable opinion of the Underwriters (or any of them), operates to prevent or restrict the trading of the Common Shares or materially and adversely affects or will materially and adversely affect the financial markets generally or the business, affairs, operations or profitability of the Corporation or the Subsidiaries or the market price or value of the securities of the Corporation;

(b)

there should occur any material change (actual, contemplated or threatened) or any change in any material fact or occurrence of a material fact or event in the business, operations, assets, affairs, capital or condition (financial or otherwise) of the Corporation or the Subsidiaries which, in the opinion of the Underwriters, would reasonably be expected to have a significant adverse effect on the market price or value of the securities of the Corporation;

(c)

there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, an act of terrorism) or major financial occurrence of national or international consequence, acts of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or any action, law or regulation, inquiry or other occurrence of any nature whatsoever, which in the reasonable opinion of any of the Underwriters seriously adversely affects or involves or may seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Corporation and the Subsidiaries, taken as a whole, or the market price or value of the Units, the Subscription Receipts or any other securities of the Corporation;

(d)	the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false; or

(e)

the state of the financial markets, whether national or international, is such that, in the reasonable opinion of any of the Underwriters, the Units and the Subscription Receipts cannot be successfully marketed.

All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Corporation to comply with any of such terms and conditions shall entitle the Underwriters, or any of them, to terminate their obligations to purchase the Units and the Subscription Receipts by notice to that effect given to the Corporation at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters, any such waiver or extension must be in writing and signed by all of the Underwriters.

8.            Exercise of Termination Right. If this Agreement is terminated by the Underwriters (or any of them) pursuant to paragraph 7, there shall be no further liability on the part of such Underwriter(s) or of the Corporation to such Underwriter(s), except in respect of any liability that may have arisen or may thereafter arise under paragraphs 10, 11 and 14. The right of the Underwriters (or any of them) to terminate their respective obligations under this Agreement are in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination by one Underwriter under this paragraph 8 shall not be binding upon the other Underwriters.

9.            Survival of Representations and Warranties. All terms, warranties, representations, covenants, indemnities and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Units and the Subscription Receipts and the exercise of the Subscription Receipts and the Warrants and continue in full force and effect for the benefit of the Underwriters, the Purchasers and/or the Corporation, as the case may be, regardless of the Closing of the Offering and regardless of any investigations which may be carried out by the Underwriters or on their behalf and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the purchase and sale of the Units and the Subscription Receipts or otherwise for a period of three years from the Closing Date. In this regard, the Underwriters shall act as trustee for the Purchasers and accept these trusts and shall hold and enforce such rights on behalf of the Purchasers.

10.          (a)          Indemnity. The Corporation shall indemnify and save harmless the Underwriters and/or any of their respective affiliates (the “Affiliates”) and each of the directors, officers, employees, partners, shareholders and agents of the Underwriters and/or the Affiliates (collectively, the “Indemnified Parties” and each an “Indemnified Party”) from and against all liabilities, claims, actions, suits, proceedings, losses (other than loss of profits), costs, damages and expenses to which such Indemnified Party may become subject to or suffer in any way caused by, or arising directly or indirectly from, or in consequence of the performance of professional services rendered by the Indemnified Parties to the Corporation hereunder or otherwise in connection with the matters referred to in this Agreement, including, without limitation, in relation to:

(i)	any breach of any representation or warranty of the Corporation contained herein or the failure of the Corporation to comply with its obligations hereunder;

(ii)

any information or statement (except any information or statement relating solely to the Indemnified Party) contained in any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(iii)

any omission or alleged omission to state in any certificate of the Corporation delivered under this Agreement or pursuant to this Agreement any fact (except facts relating solely to the Indemnified Party), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities regulator or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission relating solely to the Indemnified Party) based upon any failure to comply with the Securities Laws (other than any failure or alleged failure to comply by the Indemnified Party), preventing or restricting the trading in or the sale or distribution of the Units or the Subscription Receipts in the Qualifying Provinces; or

(v)

the non-compliance or alleged non-compliance by the Corporation with the Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection, provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the negligence, fraud or willful misconduct of an Indemnified Party claiming indemnity, this indemnity shall not apply.

The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or an Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or such entity shall investigate the Corporation and/or an Indemnified Party and any Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Underwriters and/or Affiliates under this Agreement, the Underwriters shall have the right to employ their own counsel in connection therewith, and the reasonable costs (including an amount to reimburse the Underwriters and/or Affiliates for time spent by the Indemnified Party in connection therewith) and out-of-pocket expenses incurred at competitive rates by the Indemnified Party in connection therewith shall be paid by the Corporation as they occur.

(b)           Notification of Claims. If any matter or thing contemplated by this paragraph 10 (any such matter or thing being referred to as a “Claim”) is asserted against an Indemnified Party, such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(c)           Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this paragraph 10 and paragraph 11 in trust for and on behalf of such Indemnified Party.

(d)           Retaining Counsel. In any Claim, the Indemnified Party shall have the right to retain other counsel to act on behalf of the Indemnified Party and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable time of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any added third party) include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of potential or actual differing interests of those represented; in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party, provided that the Corporation shall not be obligated to pay the fees and disbursements for more than two legal counsel under this subparagraph 10(d).

11.          (a)          Contribution. In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 10 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Parties in connection with any Claim which is the subject of this paragraph) and all losses (other than loss of profits) of a nature contemplated in paragraph 10 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Subscription Receipts and the Corporation is responsible for the balance. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any Person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

(b)           Right of Contribution in Addition to Other Rights. The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)           Notice. If the Underwriters (or any of them) have reason to believe that a claim for contribution may arise, they shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to any Indemnified Party under this paragraph.

12.          Underwriters’ Obligations. The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

Orion Securities Inc.	-	60%
Dundee Securities Corporation	-	20%
Blackmont Capital Inc.	-	10%
Wellington West Capital Markets Inc.	-	10%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Units and the Subscription Receipts which such Underwriter has agreed to purchase hereunder (other than in accordance with paragraph 7 hereof), the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Units and Subscription Receipts which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Units and Subscription Receipts to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Units and Subscription Receipts pursuant to the foregoing:

(a)	the Continuing Underwriters shall not be obliged to purchase any of the Units and the Subscription Receipts that any Refusing Underwriter is obligated to purchase; and

(b)           the Corporation shall not be obliged to sell less than all of the Units and the Subscription Receipts,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of paragraphs 10 and 11 hereof. Nothing in this paragraph shall relieve a Refusing Underwriter from liability to the Corporation in respect of the purchase of the Units and the Subscription Receipts.

13.          Authority of the Lead Underwriter. The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter who shall represent the Underwriters and have authority to bind the Underwriters hereunder. In all cases, the Lead Underwriter shall use its best efforts to consult with the other Underwriters prior to taking any action contemplated herein.

14.          Expenses. The Corporation shall pay all expenses and fees in connection with the Offering, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Units and the Subscription Receipts; the fees and expenses of the Corporation’s counsel; all costs incurred in connection with the preparation of documents or certificates relating to the Offering and all reasonable expenses and fees incurred by the Underwriters and the reasonable fees of the Underwriters’ counsel, (such legal expenses not to exceed $65,000, exclusive of GST and disbursements) whether or not the Offering is completed.

15.          Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to the Corporation, to:

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario

M5C 1H6

Attention:	President
Telecopier:	(416) 367-0182

with a copy to:

Cassels Brock and Blackwell LLP

Scotia Plaza

2100-40 King Street West

Toronto, Ontario

M5H 3C2

Attention:	Mark T. Bennett
Telecopier:	(416) 350-6933

(b)	if to the Underwriters, to:

Orion Securities Inc.

181 Bay Street

Brookfield Place, Suite 3100

P.O. Box 830

Toronto, Ontario

M5J 2T3

Attention:	Ron D’Ambrosio
Telecopier:	(416) 848-3699

Dundee Securities Corporation

Four Bentall Centre

Suite 3424, P.O. Box 49207

1055 Dunsmuir Street

Vancouver, British Columbia

V7X 1K8

Attention:	Richard Cohen
Telecopier:	(604) 647-0358

Blackmont Capital Inc.

181 Bay Street

Suite 900

Toronto, Ontario

M5J 2T3

Attention:	Grant White
Telecopier:	(416) 864-9151

Wellington West Capital Markets Inc.

145 King Street West

Suite 700

Toronto, Ontario

M5H 1J8

Attention:	William Washington
Telecopier:	(416) 642-1910

with a copy to:

Wildeboer Dellelce LLP

Wildeboer Dellelce Place

365 Bay Street, Suite 800

Toronto, Ontario

M5H 2V1

Attention:	Derek Sigel
Telecopier:	(416) 361-1790

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

16.	Time of the Essence. Time shall, in all respects, be of the essence hereof.

17.	Canadian Dollars. All references herein to dollar amounts are to lawful money of Canada.

18.          Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

19.          Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

20.          Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including for greater certainty, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

21.          Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

22.          Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

23.          Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

24.          Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

25.          Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

26.          Counterparts and Facsimile Copies. This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

27.          Obligations of the Underwriters. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

[INTENTIONALLY LEFT BLANK]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

ORION SECURITIES INC.

Per: “Ron D’Ambrosio”

Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per: “Robert Klassen”

Authorized Signing Officer

BLACKMONT CAPITAL INC.

Per: “Grant White”

Authorized Signing Officer

WELLINGTON WEST CAPITAL MARKETS INC.

Per: “Bill Washington”

Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions herein set forth.

DATED the 22nd day of October, 2007.

GLENCAIRN GOLD CORPORATION

Per: “Peter Tagliamonte”

Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the underwriting agreement between Glencairn Gold Corporation and the Underwriters named therein, dated October 22, 2007 (the “Underwriting Agreement”) to which this schedule is annexed and the following terms shall have the meanings indicated:

(a)	“Accredited Investor” means an accredited investor as that term is defined in Rule 501(a) of Regulation D;
(b)

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units, Subscription Receipts or Underlying Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units, Subscription Receipts, the Underlying Securities or the exercise of the Warrants;

(c)

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States;

(d)

“Foreign Private Issuer” means any Foreign Issuer other than a foreign government except an issuer meeting the following conditions: (1) more than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors of the issuer are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(e)

“General Solicitation or General Advertising” means “general solicitation or general advertising” as used in Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by General Solicitation or General Advertising;

(f)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;
(g)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;
(h)	“Rule 144” means Rule 144 adopted by the SEC under the U.S. Securities Act;
(i)	“SEC” means the United States Securities and Exchange Commission;

(j)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;
(k)	“U.S. Affiliate” means a duly registered broker-dealer affiliate in the United States;
(l)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
(m)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and
(n)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters acknowledges that the Units, the Subscription Receipts, the Underlying Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to, for the account or benefit of, any U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each of the Underwriters severally represents, warrants and covenants to the Corporation that:

1.

It has not offered or sold, and will not offer or sell, any Units or Subscription Receipts except (a) in an “offshore transaction” in accordance with Rule 903 of Regulation S or (b) within the United States as provided in sections 2 through 10 below. Accordingly, neither the Underwriter, its U.S. Affiliate nor any persons acting on its or their behalf, has made or will make (except as permitted in sections 2 through 10 below) (i) any offer to sell, or any solicitation of an offer to buy, any Units, Subscription Receipts or Underlying Securities to any person in the United States or a U.S. Person, or for the account or benefit of any U.S. Person or person in the United States, (ii) any sale of Units, Subscription Receipts or Underlying Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Underwriters, its U.S. Affiliate or any person acting on their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person, or (iii) any Directed Selling Efforts in the United States with respect to the Units, Subscription Receipts or Underlying Securities.

2.

Except for the Subscription Agreements, it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units or the Subscription Receipts, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to the Underwriter as if such provisions applied to such selling group member.

3.

All offers and sales of Units and Subscription Receipts in the United States shall be made through its U.S. Affiliate or a selling group member firm which is a member of the National Association of Securities Dealers, Inc. in compliance with all applicable U.S. federal or state broker-dealer requirements.

4.

Offers and sales of Units and Subscription Receipts in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Any offer, sale or solicitation of an offer to buy Units and Subscription Receipts that has been made or will be made to any person in the United States was or will be made only to Accredited Investors that are exempt, or in transactions that are exempt, from registration under the U.S. Securities Act and applicable state securities laws.

6.

The Underwriter acting through its U.S. Affiliate or through selling group members may offer the Units and Subscription Receipts only to offerees that are persons in the United States with respect to which the Underwriter has a pre-existing relationship and has reasonable grounds to believe, and does believe, are Accredited Investors.

7.

Prior to completion of any sale of Units and Subscription Receipts to U.S. Persons or persons in the United States, each such purchaser will be required to execute and deliver a Subscription Agreement.

8.	At least one Business Day prior to the Closing Time, it will provide the Corporation with a list of all Purchasers of the Units and Subscription Receipts that are U.S. Persons.

9.

It will inform, and cause its U.S. Affiliates to inform, all Purchasers of Units and Subscription Receipts in the United States that the Units and Subscription Receipts have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D.

10.

The Underwriters agrees that at the Closing Time, it, together with its U.S. Affiliate will provide a certificate, substantially in the form of Annex I to this Schedule “A”, relating to the manner of the offer and sale of the Units and Subscription Receipts to persons in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.

The Corporation is a Foreign Issuer and at the Closing Date will be a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Units, the Subscription Receipts, the Underlying Securities or the Warrant Shares.

2.

The Corporation is not, and as a result of the sales of the Units and Subscription Receipts contemplated hereby will not be, an open-end investment company, closed-end investment company, unit investment or face-amount certificate company that is or is required to be registered under the United States Investment Company Act of 1940, as amended.

3.

Except with respect to offers and sales to Accredited Investors within the United States in reliance upon an exemption from registration under the U.S. Securities Act, neither the Corporation nor any of its affiliates has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units, Subscription Receipts or Underlying Securities to a U.S. Person or a person in the United States or on behalf of a U.S. Person or person in the United States; or (B) any sale of Units or Subscription Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States and not a U.S. Person or

(ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States and not a U.S. Person.

4.

During the period in which Units and Subscription Receipts are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts in the United States or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act to be unavailable for offers and sales of Units and Subscription Receipts in the United States in accordance with this Schedule, or for the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of Units and Subscription Receipts outside the United States in accordance with this Underwriting Agreement.

5.

None of the Corporation, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Units, Subscription Receipts or the Underlying Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

The Corporation has not, for a period of six months prior to the date hereof sold, offered for sale or solicited any offer to buy any of its securities in the United States or to any U.S. Person in a manner that would be integrated with the offer and sale of the Units and Subscription Receipts and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units and Subscription Receipts.

ANNEX I TO SCHEDULE “A”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of units (the “Units”) and subscription receipts (the “Subscription Receipts”) of Glencairn Gold Corporation (the “Corporation”) pursuant to the underwriting agreement dated October 22, 2007 between the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)

[Name of U.S. Affiliate] is a duly registered broker and dealer with the United States Securities and Exchange Commission, and under the securities law of each state of the United States in which offers or sales of Units and Subscription Receipts were made (unless exempted from the respective state’s broker-dealer registration requirements), and is a member of, and in good standing with, the National Association of Securities Dealers, Inc, on the date hereof;

(ii)

immediately prior to offering of Units and Subscription Receipts to persons in the United States we or selling group member firms retained by us had reasonable grounds to believe and did believe that each such offeree was an “accredited investor” (as defined in Rule 501(a) of Regulation D (an “Accredited Investor”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) and, on the date hereof, we continue to believe that each person in the United States purchasing Units and Subscription Receipts through or from us is an Accredited Investor;

(iii)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units, Subscription Receipts or Underlying Securities to persons in the United States or to, or for the account or benefit of, U.S. Persons;

(iv)

all offers and sales of Units and Subscription Receipts in the United States have been effected in accordance with applicable federal and state U.S. broker dealer requirements governing the registration and conduct of securities brokers and dealers;

(v)	the offering of the Units and Subscription Receipts in the United States has been conducted by us in accordance with the Underwriting Agreement; and

(vi)

prior to the sale of Units and Subscription Receipts to persons in the United States or to a U.S. Person pursuant to Rule 506 of Regulation D, we caused each such U.S. purchaser to execute a Subscription Agreement which includes a term sheet.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless defined herein.

DATED as of this 22nd day of October, 2007.

[NAME OF UNDERWRITER] By: Authorized Signing Officer	[NAME OF U.S. AFFILIATE] By: Authorized Signing Officer

EXHIBIT 2

GLENCAIRN GOLD CORPORATION

- and -

ORION SECURITIES INC.

- and -

EQUITY TRANSFER & TRUST COMPANY

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of

133,670,000 Subscription Receipts

October 22, 2007

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2
1.1 Definitions	2
1.2 Words Importing the Singular	8
1.3 Interpretation not Affected by Headings	8
1.4 Day not a Business Day	8
1.5 Time of the Essence	8
1.6 Governing Law	8
1.7 Meaning of "outstanding" for Certain Purposes	8
1.8 Currency	9
1.9 Termination	9
ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS	10
2.1 Issue of Subscription Receipts	10
2.2 Terms of Subscription Receipts	10
2.3 Subscription Receipt Certificates	10
2.4 Issue in Substitution for Lost Subscription Receipts	11
2.5 Subscription Receiptholder not a Shareholder or Warrantholder	11
2.6 Subscription Receipts to Rank Pari Passu	11
2.7 Signing of Subscription Receipts	12
2.8 Certification by the Subscription Receipt Agent	12
2.9 Legended Certificates	12
ARTICLE 3 EXCHANGE AND OWNERSHIP OF SUBSCRIPTION RECEIPTS	14
3.1 Exchange of Subscription Receipts	14
3.2 Charges for Exchange	14
3.3 Ownership of Subscription Receipts	15
3.4 Registration and Transfer of Subscription Receipts	15
ARTICLE 4 EXERCISE OF SUBSCRIPTION RECEIPTS	16
4.1 Notice of Satisfaction of Release Conditions	16
4.2 Notice of Deemed Exercise to Subscription Receiptholders	16
4.3 Exercise of Subscription Receipts by Subscription Receipt Agent on Behalf of Subscription Receiptholders	17
4.4 Effect of Exercise of Subscription Receipts	17
4.5 No Fractional Common Shares or Warrants	19
4.6 Expiration of Subscription Receipts	19
ARTICLE 5 ADJUSTMENT OF EXCHANGE NUMBER	19
5.1 Definitions	19
5.2 Adjustment of Exchange Number	19
5.3 Exercise Number Adjustment Rules	23
5.4 Postponement of Subscription	25
5.5 Notice of Certain Events	25
5.6 Protection of Subscription Receipt Agent	25
ARTICLE 6 RIGHTS AND COVENANTS	26
6.1 General Covenants of the Company	26
6.2 Subscription Receipt Agent's Remuneration and Expenses	27

- ii -

6.3 Rights to Dividends and Distributions	27
6.4 Performance of Covenants by the Subscription Receipt Agent	28
ARTICLE 7 ESCROWED FUNDS	28
7.1 Initial Escrowed Funds and Distribution Amounts	28
7.2 Qualified Investments	28
7.3 Release of Escrowed Funds to the Company Upon Receipt of Release Certificate	29
7.4 Release of Escrowed Funds on Default	29
7.5 Release of Escrowed Funds Following the Default Deadline	30
7.6 Direction	30
7.7 Early Termination of any Investment of the Escrowed Funds	30
7.8 Method of Disbursement and Delivery	30
7.9 Acknowledgements	30
7.10 Miscellaneous	31
ARTICLE 8 ENFORCEMENT	32
8.1 Suits by Subscription Receiptholders	32
8.2 Limitation of Liability	33
ARTICLE 9 MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS	33
9.1 Right to Convene Meetings	33
9.2 Notice	34
9.3 Chairman	34
9.4 Quorum	34
9.5 Power to Adjourn	34
9.6 Show of Hands	35
9.7 Poll	35
9.8 Voting	35
9.9 Regulations	35
9.10 Company and Subscription Receipt Agent may be Represented	36
9.11 Powers Exercisable by Extraordinary Resolution	36
9.12 Meaning of "Extraordinary Resolution"	38
9.13 Powers Cumulative	38
9.14 Minutes	38
9.15 Instruments in Writing	39
9.16 Binding Effect of Resolutions	39
9.17 Holdings by Company Disregarded	39
ARTICLE 10 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES	40
10.1 Provision for Supplemental Agreements for Certain Purposes	40
10.2 Successor Companies	41
ARTICLE 11 CONCERNING THE SUBSCRIPTION RECEIPT AGENT	41
11.1 Rights and Duties of Subscription Receipt Agent	41
11.2 Evidence, Experts and Advisers	42
11.3 Securities, Documents and Monies Held by Subscription Receipt Agent	43
11.4 Action by Subscription Receipt Agent to Protect Interests	44
11.5 Subscription Receipt Agent not Required to Give Security	44
11.6 Protection of Subscription Receipt Agent	44
11.7 Replacement of Subscription Receipt Agent	45

- iii -

11.8 Conflict of Interest	46
11.9 Appointment of Escrow Agent	46
11.10 Subscription Receipt Agent Not to be Appointed Receiver	46
11.11 Authorization to Carry on Business	47
ARTICLE 12 GENERAL	47
12.1 Notice to the Company and the Subscription Receipt Agent	47
12.2 Notice to the Subscription Receiptholders	48
12.3 Discretion of Directors	49
12.4 Satisfaction and Discharge of Agreement	49
12.5 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders	49
12.6 Counterparts and Formal Date	50

SCHEDULE “A” – FORM OF SUBSCRIPTION RECEIPT CERTIFICATE	A-1

SCHEDULE “B” – RELEASE CERTIFICATE	B-1

SCHEDULE “C” – FORM OF DECLARATION FOR REMOVAL OF LEGEND.	C-1

        THIS SUBSCRIPTION RECEIPT AGREEMENT dated as of October 22, 2007.

A M O N G:

GLENCAIRN GOLD CORPORATION,

a company continued under the laws of Canada

(hereinafter called the “Company”)

A N D

ORION SECURITIES INC.,

(hereinafter called the “Orion”)

A N D

EQUITY TRANSFER & TRUST COMPANY,

a trust company governed by the laws of Canada

(hereinafter called the “Subscription Receipt Agent”)

RECITALS

WHEREAS:

A.                    The Company proposes to issue 133,670,000 Subscription Receipts exercisable by the holder into Common Shares and Warrants, all upon the terms and conditions herein set forth;

B.                    For such purpose the Company deems it necessary to create and issue Subscription Receipts to be constituted and issued in the manner hereinafter set forth;

C.                    The Company is duly authorized to create and issue the Subscription Receipts to be issued as herein provided;

D.                    All things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding upon the Company with the benefits of and subject to the terms in this Agreement;

E.                    The foregoing recitals are made as statements of fact by the Company and not by the Subscription Receipt Agent;

F.                    The Subscription Receipt Agent has agreed to enter into this Agreement and to hold in escrow the Escrowed Funds for and on behalf of the Company and those persons who become holders of Subscription Receipts issued pursuant to this Agreement from time to time;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Business Day” means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;

“Capital Reorganization” has the meaning ascribed thereto in subsection 5.2(4);

“Closing Date” means October 22, 2007 or such earlier or later date as the Company and the Underwriters may agree;

“Commission” means the amount equal to (i) 6.0% of the gross proceeds derived from the sale of the Subscription Receipts for which the Underwriters arranged Purchasers; and (ii) 3% of the gross proceeds derived from the sale of the Subscription Receipts for which the Underwriters did not arrange Purchasers, payable to the Underwriters pursuant to the Underwriting Agreement;

“Common Shares” means the common shares in the capital of the Company; provided that if the exercise rights are subsequently adjusted or altered pursuant to Article 5, “Common Shares” shall thereafter mean the shares or other securities or property that a Subscription Receiptholder is entitled to on an exchange after the adjustment;

“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

“Company” means Glencairn Gold Corporation, a corporation continued under the laws of Canada, and its lawful successors from time to time;

“counsel” means a barrister, solicitor or attorney (who may be an employee of the Company) or a firm of barristers and solicitors or attorneys (who may be counsel to the Company), in both cases acceptable to the Subscription Receipt Agent;

“Current Market Price” means, at any date, the weighted average price per share at which the Common Shares have traded:

(i)	on the TSX;

(ii)	if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the third trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold, or if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

“Default” means the failure of the Company to satisfy the Release Conditions on or before the Release Deadline;

“Default Deadline” means 5:00 p.m. (Toronto time) on the third Business Day following the date of the Default Notice;

“Default Notice” means the notice to be provided to the Subscription Receipt Agent and each Subscription Receiptholder by the Company forthwith following a Default pursuant to section 7.4;

“director” means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“Dividends” means dividends (payable in cash or in securities, property or assets of equivalent value) declared payable on the Common Shares;

“Earnings” means any income (including interest or gains) derived from investing the Initial Escrowed Funds less any losses suffered;

“Escrow Agent” means the role of the Subscription Receipt Agent to, inter alia, hold and disburse the Escrowed Funds on behalf of the Company and Subscription Receiptholders pursuant to the terms and conditions of this Agreement;

“Escrowed Funds” at any time means the aggregate of: (i) the Initial Escrowed Funds, and (ii) any Earnings derived directly or indirectly from time to time from holding the Initial Escrowed Funds; less (iii) any Losses derived from time to time from holding the Initial Escrowed Funds or from holding Earnings derived directly or indirectly from the Escrowed Funds; and (iv) any amounts released from escrow pursuant to the terms and conditions hereof;

“Exchange Number” at any time means that number of Common Shares that Subscription Receiptholders are entitled to receive for each Subscription Receipt held upon deemed exercise of the Subscription Receipts in accordance with the terms and conditions of this Agreement as such number may be adjusted pursuant to Article 5 hereof and such number, as at the date hereof, is equal to one Common Share per Subscription Receipt;

“Exercise Date” with respect to any Subscription Receipt means the date of deemed exercise of the Subscription Receipts pursuant to section 4.3;

“extraordinary resolution” has the meaning ascribed thereto in sections 9.12 and 9.15;

“Initial Escrowed Funds” means the amount of $19,659,818.15;

“Losses” means any losses suffered derived from investing the Initial Escrowed Funds less any income (including interest or gains);

“Offered Shares” has the meaning ascribed thereto in subsection 5.2(2);

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Purchase Price” means $0.15 per Subscription Receipt;

“Purchaser” means a purchaser of Subscription Receipts;

“Qualified Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the U.S. Government, the Government of Canada or a Province or a Schedule 1 Canadian chartered bank provided that each such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by an equivalent rating service;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Release Certificate” means the certificate executed by the Company and Orion in the form attached as Schedule “B” hereto and addressed to the Subscription Receipt Agent confirming that the Release Conditions have been satisfied;

“Release Conditions” means (a) receipt by the Company of the requisite shareholder approval for the issuance of the Common Shares and Warrants upon the automatic exercise of the Subscription Receipts, and (b) satisfaction by the Corporation of the conditions contained in subsections 6(h) and (k) of the Underwriting Agreement;

“Release Deadline” means December 31, 2007 or such later date as the Subscription Receiptholders shall determine in accordance with the terms of this Agreement;

“Rights Offering” has the meaning ascribed thereto in subsection 5.2(2);

“Securities Commissions” means the securities commissions or similar regulatory authorities in each of the provinces of Canada;

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the provinces of Canada;

“Share Reorganization” has the meaning ascribed thereto in subsection 5.2(1);

“Special Distribution” has the meaning ascribed thereto in subsection 5.2(3);

“shareholder” means an owner of record of one or more Common Shares or shares of any other class or series in the capital of the Company;

“Subscription Receipt Agent” means Equity Transfer & Trust Company, a trust company governed by the laws of Canada, or any lawful successor thereto including through the operation of section 11.7;

“Subscription Receipt Certificates” means the certificates representing the Subscription Receipts substantially in the form attached as Schedule “A” hereto or such other form as may be approved under subsection 2.3(1) evidencing Subscription Receipts with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as the Company may deem necessary or desirable;

“Subscription Receiptholder’s Escrowed Funds” means at any time that portion of the Escrowed Funds equal to the number of Subscription Receipts held by the Subscription Receiptholder at that time divided by the aggregate number of Subscription Receipts outstanding at that time;

“ Subscription Receiptholder’s Funds” means at any time the sum of (i) the Subscription Receiptholder’s Escrowed Funds; and the pro rata shortfall in the Escrowed Funds resulting from the release of 50% of the Commission payable to the Underwriters (being approximately $0.003) multiplied by the number of Subscription Receipts held by the Subscription Receiptholder at that time;

“Subscription Receiptholders’ Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders representing not less than 10% of the aggregate number of all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

“Subscription Receiptholders” or “holders” means the holders of Subscription Receipts for the time being entered in the register maintained pursuant to section 3.4;

“Subscription Receipts” means the Subscription Receipts authorized to be created by the Company under section 2.1 and issued and certified under this Agreement, entitling the holders thereof to acquire Common Shares and Warrants subject to the terms and conditions of this Agreement and the Subscription Receipt Certificates and evidenced by Subscription Receipt Certificates;

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“this Agreement”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement and any agreement, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section” or “subsection” followed by a number or letter mean and refer to the specified Article, section or subsection of this Agreement;

“Time of Expiry” means, in respect of the Subscription Receipts, 5:00 p.m. (Toronto time) on the earlier of: (i) the fifth Business Day following the satisfaction of the Release Conditions; and (ii) the third Business Day following the Release Deadline; unless the Release Conditions are satisfied on or before the Closing Date, in which case the Time of Expiry shall be immediately following the issuance of the Common Shares and Warrants upon deemed exercise of the Subscription Receipts on the Closing Date;

“ trading day” means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“Transfer Agent” means the transfer agent or agents for the time being of the Common Shares and the Warrants, as applicable;

“TSX” means the Toronto Stock Exchange;

“Underwriting Agreement” means the underwriting agreement dated the date hereof between the Company and the Underwriters relating to, among other things, the issue and sale of the Subscription Receipts;

“Underwriters” means, collectively, Orion Securities Inc., Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc.;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, of the United States;

“United States” means the United States as that term is defined in Regulation S;

“Warrant Indenture” means an indenture between the Company and the Subscription Receipt Agent dated the date hereof providing for, among other things, the issuance of the Warrants;

“Warrant Shares” means the Common Shares issuable upon the due exercise of the Warrants;

“Warrants” means the common share purchase warrants of the Company issuable in accordance with the terms and conditions of the Warrant Indenture upon exercise of the Subscription Receipts in accordance with the terms and conditions of this Agreement, each whole Warrant entitling the holder to purchase one Common Share at a price of $0.18 at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010; and

“written order of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2	Words Importing the Singular

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Agreement into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in all respects in this Agreement, the Subscription Receipts and the Subscription Receipt Certificates.

1.6	Governing Law

This Agreement, the Subscription Receipts and the Subscription Receipt Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Meaning of “outstanding” for Certain Purposes

Except as provided in section 4.3, every Subscription Receipt Certificate countersigned and delivered by the Subscription Receipt Agent hereunder shall be deemed to be outstanding until it has been surrendered to the Subscription Receipt Agent pursuant to this Agreement, provided however that:

(a)	a Subscription Receipt Certificate that has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Subscription Receipts evidenced thereby;

(b)	where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipt Certificate so issued in substitution shall be counted for the purpose of determining the Subscription Receipts outstanding; and

(c)

for the purpose of any provision of this Agreement entitling holders of outstanding Subscription Receipts to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Company or any Subsidiary or any partnership to which the Company may be directly or indirectly a party shall be disregarded, except that:

(i)

for the purpose of determining whether the Subscription Receipt Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Subscription Receipt Agent has notice that they are so owned shall be disregarded; and

(ii)

Subscription Receipts so owned that have been pledged in good faith other than to the Company or any Subsidiary or any partnership to which the Company may be directly or indirectly a party shall not be so disregarded if the pledgee establishes to the satisfaction of the Subscription Receipt Agent, by providing the Subscription Receipt Agent with a legal opinion of counsel, the pledgee’s right to vote the Subscription Receipts in the pledgee’s discretion free from the control of the Company or any Subsidiary or any partnership to which the Company may be directly or indirectly a party to pursuant to the terms of the pledge.

1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Agreement are in Canadian dollars.

1.9	Termination

This Agreement shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Subscription Receipts are outstanding hereunder; provided that this Agreement shall continue in effect thereafter, if applicable, until the Company and the Subscription Receipt Agent have fulfilled all of their respective obligations under this Agreement.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts

A total of 133,670,000 Subscription Receipts entitling the registered holders thereof to acquire an aggregate of 133,670,000 Common Shares and 66,835,000 Warrants are hereby created and authorized to be issued hereunder at the Purchase Price upon the terms and conditions herein set forth. To the extent that the Release Certificate has not been provided to the Subscription Receipt Agent on or before the Closing Date, Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by the Company, certified by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Company in accordance with a written direction of the Company, all in accordance with sections 2.7 and 2.8.

2.2	Terms of Subscription Receipts

(1)       Subject to the provisions of Articles 4 and 5, each of the Subscription Receipts issued under section 2.1 shall entitle the holder thereof to receive from the Company, without further payment therefor:

(a)	the number of Common Shares equal to the Exchange Number in effect at the Exercise Date; and

(b)	one-half of one Warrant.

(2)       Fractional Subscription Receipts shall not be issued or otherwise provided for.

2.3	Subscription Receipt Certificates

(1)       Subscription Receipts shall be issued in registered form only and shall be evidenced only by Subscription Receipt Certificates with appropriate insertions, omissions, substitutions and variations as may be required or permitted by the terms of this Agreement and certification of the Subscription Receipt Certificates by the Subscription Receipt Agent shall be conclusive evidence of approval by the Company and the Subscription Receipt Agent of any such insertion, omission, substitution and variation. The Subscription Receipt Certificates shall be dated as of the date hereof, shall bear such legends, distinguishing letters and numbers as the Company shall, with the approval of the Subscription Receipt Agent, prescribe.

(2)       The Subscription Receipt Agent shall maintain and make available to the Company a register, in accordance with section 3.4, of the names and addresses of all persons to whom Subscription Receipt Certificates have been issued and the Subscription Receipt Agent shall mail or deliver Subscription Receipt Certificates evidencing the Subscription Receipts to those persons or as directed by the Company.

2.4	Issue in Substitution for Lost Subscription Receipts

(1)       In case any of the Subscription Receipt Certificates issued and certified in this Agreement shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law and to subsection 2.4(2), shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of, in place of and upon cancellation of the mutilated Subscription Receipt Certificate or in lieu of and in substitution for the lost, destroyed or stolen Subscription Receipt Certificate and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and the Subscription Receipts evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Subscription Receipt Certificates issued or to be issued hereunder.

(2)       The applicant for the issue of a new Subscription Receipt Certificate pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Subscription Receipt Agent in their discretion and the applicant shall also be required to furnish an indemnity or surety bond in amount and form satisfactory to the Company and the Subscription Receipt Agent in their discretion and shall pay the reasonable charges of the Company and the Subscription Receipt Agent in connection therewith.

2.5	Subscription Receiptholder not a Shareholder or Warrantholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise shall be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a shareholder or warrantholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company or the right to receive any dividends or other distributions or the right to vote at, to receive notice of, or to attend meetings of warrantholders or any other proceeding of the Company pursuant to the terms and conditions of the Warrant Indenture.

2.6	Subscription Receipts to Rank Pari Passu

A Subscription Receipt shall rank pari passu with all other Subscription Receipts, whatever may be the actual date of issue of the Subscription Receipt Certificates that evidence them.

2.7	Signing of Subscription Receipts

The Subscription Receipt Certificates shall be signed by any one of the directors or officers of the Company and may, but need not be under a corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile, engraved, printed or lithographed and Subscription Receipt Certificates bearing those facsimile signatures shall be binding upon the Company as if they had been manually signed by the director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of the Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to section 2.8, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Agreement.

2.8	Certification by the Subscription Receipt Agent

(1)       No Subscription Receipt Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent in accordance with a written direction of the Company, substantially in the form approved by the Company and the Subscription Receipt Agent and the certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Company that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

(2)       The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

2.9	Legended Certificates

(1)         (a)       The Subscription Receipt Agent understands and acknowledges that the Subscription Receipts and the Common Shares and Warrants issuable upon exercise of the Subscription Receipts have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States.

(b)       Each Subscription Receipt Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, all Common Shares and Warrants issued upon exercise of Subscription Receipts, and all certificates issued in exchange for or in substitution of Subscription Receipt Certificates, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [AND THE SECURITIES ISSUED UPON THE EXERCISE OF THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF GLENCAIRN GOLD CORPORATION (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.”;

provided that, if such Subscription Receipts, Common Shares or Warrants are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable Canadian securities laws and regulations, and the Company is a “foreign issuer” as such term is defined in Regulation S, the legend may be removed by providing a declaration to the Transfer Agent in the form of Schedule “C” hereto (or as the Company may reasonably prescribe from time to time); and provided further that, if any such Warrants or Common Shares are being sold other than to the Company or in accordance with Regulation S, the legend may be removed by delivery to the Transfer Agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. The Transfer Agent shall, upon receipt of the executed form of “Declaration for Removal of Legend” as set forth in Schedule “C” hereto, issue a new certificate within three Business Days thereof.

(c)       If a Subscription Receipt Certificate or Common Share or Warrant certificate issued with respect to an exercise of Subscription Receipts is tendered for transfer and bears the legend set forth in paragraph 2.9(1)(b) hereof and the holder thereof has not obtained the prior written consent of the Company, the Subscription Receipt Agent or the Transfer Agent, as the case may be, the Subscription Receipt Agent shall not register such transfer unless the holder complies with the requirements of the said paragraph 2.9(1)(b) hereof;

(2)       Each Subscription Receipt Certificate originally issued to every Purchaser, as well as all certificates issued in exchange for or in substitution of the Subscription Receipt Certificates, unless such exchange or substitution shall occur subsequent to February 23, 2008, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 23, 2008.”;

provided that if, at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

ARTICLE 3

EXCHANGE AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

3.1	Exchange of Subscription Receipts

(1)       One or more Subscription Receipt Certificates may, upon compliance with the requirements of the Subscription Receipt Agent, acting reasonably, be exchanged for one or more Subscription Receipt Certificates of different denomination(s) evidencing in the aggregate an equal number of Subscription Receipts as the number of Subscription Receipts represented by the Subscription Receipt Certificates being exchanged.

(2)       Subscription Receipt Certificates may be exchanged only at the principal transfer offices of the Subscription Receipt Agent in the City of Toronto, Ontario or at any other place that is designated by the Company in writing with the approval of the Subscription Receipt Agent. Any Subscription Receipt Certificates tendered for exchange shall be surrendered to the Subscription Receipt Agent or to its agent and cancelled. The Company shall sign all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid and those Subscription Receipt Certificates shall be certified by or on behalf of the Subscription Receipt Agent.

3.2	Charges for Exchange

For each Subscription Receipt Certificate exchanged, the Subscription Receipt Agent, except as otherwise herein provided, shall charge, if required by the Company, a reasonable sum for each new Subscription Receipt Certificate issued. The party requesting the exchange, as a condition precedent thereto, shall pay such charges and shall pay or reimburse the Subscription Receipt Agent or the Company for all exigible transfer taxes or governmental or other similar transfer charges required to be paid in connection therewith.

3.3	Ownership of Subscription Receipts

The Company and the Subscription Receipt Agent and their respective agents may deem and treat the holder of any Subscription Receipt Certificate as the absolute owner of that Subscription Receipts represented thereby for all purposes and the Company and the Subscription Receipt Agent and their respective agents shall not be affected by any knowledge to the contrary. The holder of any Subscription Receipt shall be entitled to the rights evidenced by that Subscription Receipt free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt from any holder for the Common Shares, Warrants or monies obtainable pursuant thereto shall be a good discharge to the Company and the Subscription Receipt Agent for the same and neither the Company nor the Subscription Receipt Agent shall be bound to inquire into the title of any holder.

3.4	Registration and Transfer of Subscription Receipts

(1)       The Company hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts. The Company may hereafter, with the consent of the Subscription Receipt Agent, appoint one or more other additional registrars of the Subscription Receipts.

(2)       The Company shall cause a register to be kept by the Subscription Receipt Agent and the Subscription Receipt Agent agrees to maintain such a register at its principal stock transfer offices in the City of Toronto, Ontario in which shall be entered the names and addresses of the holders of Subscription Receipts and other particulars of the Subscription Receipts held by them respectively and of all transfers of Subscription Receipts, and the Subscription Receipt Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Subscription Receipt or Subscription Receipts pursuant to the terms of this Agreement or the terms thereof. The Company shall also cause transfer agencies (a “Transfer Agency”) to be maintained by the Subscription Receipt Agent and the Subscription Receipt Agent shall maintain such Transfer Agencies at its principal stock transfer offices in the City of Toronto, Ontario and in such other place or places and by such other agent as the Company with the approval of the Subscription Receipt Agent may designate. No transfer of Subscription Receipts shall be valid unless: (i) made by the holder or the holder’s executors or administrators or other legal representatives or the holder’s or their attorney duly appointed by an instrument in writing, in form and executed in a manner satisfactory to the Subscription Receipt Agent; (ii) upon compliance with all applicable Securities Laws and such reasonable requirements as the Subscription Receipt Agent may prescribe; (iii) unless the transfer shall have been duly entered on the register by the Subscription Receipt Agent; and (iv) upon surrender of the Subscription Receipt Certificate evidencing the Subscription Receipts to be transferred in accordance with this Article and a duly completed and executed Form of Transfer attached to the Subscription Receipt Certificate. The Subscription Receipt Agent is entitled to assume compliance with Securities Laws unless otherwise notified in writing by the Company.

(3)       The register referred to in this section shall at all reasonable times be open for inspection by the Company, by the Subscription Receipt Agent and by any Subscription Receiptholder upon receipt by the Subscription Receipt Agent of a written request to permit such an inspection during normal business hours.

(4)       Subject to subsection 3.4(2) the holder of a Subscription Receipt may at any time and from time to time have the Subscription Receipt transferred at any Transfer Agency in accordance with such reasonable regulations as the Subscription Receipt Agent and the Company may prescribe.

(5)       Except as required by law, neither the Subscription Receipt Agent nor any other registrar nor the Company shall be charged with notice of or be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any Subscription Receipt and may transfer any Subscription Receipt on the written direction of the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(6)       The register required to be kept in the City of Toronto, Ontario shall not be closed at any time. In the event that any Transfer Agency in any place is closed, notice of the closing shall be given to the Subscription Receiptholders by the Company, in the manner provided in section 12.2.

(7)       The Subscription Receipt Agent shall, when requested so to do in writing by the Company, furnish the Company with a list of names and addresses of the Subscription Receiptholders showing the number of Subscription Receipts held by each Subscription Receiptholder and the date and particulars of issue and transfer of each Subscription Receipt.

(8)       No duty shall rest with the Subscription Receipt Agent to determine compliance of the transferor or transferee of the Subscription Receipts with applicable Securities Laws. The Subscription Receipt Agent shall be entitled to assume that all transfers are legal and proper.

ARTICLE 4

EXERCISE OF SUBSCRIPTION RECEIPTS

4.1	Notice of Satisfaction of Release Conditions

Upon the satisfaction of the Release Conditions, the Company and Orion shall forthwith deliver to the Subscription Receipt Agent by facsimile or courier to the address of the Subscription Receipt Agent set out in Article 12 the Release Certificate substantially in the form attached hereto as Schedule “B”.

4.2	Notice of Deemed Exercise to Subscription Receiptholders

Upon receipt by the Subscription Receipt Agent of the Release Certificate referred to in section 4.1, the Subscription Receipt Agent shall as soon as practicable give notice to the Subscription Receiptholders (in the form provided to the Subscription Receipt Agent by the Company) of satisfaction of the Release Conditions and the deemed exercise of Subscription Receipts according to the terms of this Agreement and the Subscription Receipt Certificates.

4.3	Exercise of Subscription Receipts by Subscription Receipt Agent on Behalf of Subscription Receiptholders

(1)      In the event that the Release Conditions are satisfied on or before the Release Deadline, the Subscription Receipts shall be deemed to be exercised as of 4:59 p.m. (Toronto time) on the fifth Business Day following satisfaction of the Release Conditions without any further action on the part of the holders. The Subscription Receipt Agent shall mail, by prepaid first class mail, certificates for the Common Shares and Warrants issued upon such deemed exercise in the name of such holder to the address of such holder as specified in the register for the Subscription Receipts.

(2)      In the event that the Release Conditions are satisfied on or before the Closing Date, Common Share and Warrant certificates shall be issued in lieu of Subscription Receipt Certificates, upon the written direction from the Company, without any further action on the part of the holders.

4.4	Effect of Exercise of Subscription Receipts

(1)       Upon deemed exercise of the Subscription Receipts, the holder of Subscription Receipts shall be entitled without further payment therefor to receive from the Company for each Subscription Receipt the number of Common Shares and Warrants determined in accordance with section 2.2 and the Company shall cause the holder thereof to be entered forthwith on its register of shareholders as the holder of the Common Shares and on its register of Warrant holders as the holder of Warrants and the Common Shares and Warrants so acquired shall be deemed to have been issued, and the person or persons to whom those Common Shares and Warrants are to be issued shall be deemed to have become the shareholder or shareholders or Warrant holder or Warrant holders, as the case may be, of record of the Common Shares or Warrants, as applicable, on the Exercise Date unless the registers of the Company shall be closed on that date, in which case the Common Shares and Warrants so acquired shall be deemed to be issued and the person or persons shall be deemed to become the shareholder or shareholders or Warrant holder or Warrant holders, as the case may be, of record of the Common Shares or Warrants, as applicable, on the date on which the registers are reopened and the Common Shares and Warrants shall be issued on the later date.

(2)       If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or the United States or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Common Shares and Warrants issuable upon deemed exercise of the Subscription Receipts may be issued or delivered to a Subscription Receiptholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(3)       The Company or, if required by the Company, the Subscription Receipt Agent will give written notice of the issue of the Common Shares and Warrants issuable upon exercise of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(4)       Each certificate evidencing Common Shares and Warrants issued to every Purchaser upon deemed exercise of Subscription Receipts, as well as all certificates issued in exchange for or in substitution of the Subscription Receipt Certificates, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 23, 2008.”

provided that, if at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legend is not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

(5)       For any Subscription Receipts that are deemed to be exercised by a Subscription Receiptholder who is a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, the certificates evidencing the Common Shares and Warrants shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [IF A WARRANT: AND THE SECURITIES ISSUED UPON THE EXERCISE OF THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF GLENCAIRN GOLD CORPORATION (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL

LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.

4.5	No Fractional Common Shares or Warrants

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or Warrants or any cash or other consideration in lieu thereof upon the exercise of one or more Subscription Receipts. To the extent that the holder of one or more Subscription Receipts would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share or Warrant, that holder may exercise that right in respect of the fraction only in combination with another Subscription Receipt or Subscription Receipts that in the aggregate entitle the holder to acquire a whole number of Common Shares or Warrants.

4.6	Expiration of Subscription Receipts

(1)      In the event that the Release Conditions are satisfied on or before the Release Deadline, all rights under any Subscription Receipt shall wholly cease and terminate and the Subscription Receipts shall be void and of no effect as of 5:00 p.m. (Toronto time) on the fifth Business Day following satisfaction of the Release Conditions.

(2)      In the event that the Release Conditions are satisfied on or before the Closing Date, all rights under any Subscription Receipt shall wholly cease and terminate and the Subscription Receipts shall be void and of no effect as of the issuance of the Common Shares and Warrants issuable upon exercise of the Subscription Receipts.

ARTICLE 5

ADJUSTMENT OF EXCHANGE NUMBER

5.1	Definitions

In this Article, the terms “record date” and “effective date” where used herein shall mean the close of business on the relevant date.

5.2	Adjustment of Exchange Number

The Exchange Number (or the number and kind of shares or securities to be received upon exercise in the case of subsections 5.2(4) and (5) below) shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

(1)       If, prior to the deemed exercise of the Subscription Receipts hereunder the Company shall:

(a)	issue to all or substantially all the holders of the Common Shares, by way of a stock distribution, stock dividend or otherwise, Common Shares or Convertible Securities; or

(b)	subdivide its outstanding Common Shares into a greater number of shares; or

(c)	combine or consolidate its outstanding Common Shares into a smaller number of shares,

(any of these events being herein called a “Share Reorganization”),

the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Share Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding after giving effect to the Share Reorganization; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Common Shares outstanding at any particular time for the purpose of this subsection 5.2(1), there shall be included that number of Common Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities.

(2)       If prior to the deemed exercise of the Subscription Receipts hereunder the Company shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)

the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b)	the denominator of which shall be the sum of:

(i)	the number of Common Shares outstanding on the record date for the Rights Offering; and

(ii)

the number arrived at when (A) either the product of (1) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(3)       If prior to the deemed exercise of the Subscription Receipts hereunder the Company shall issue or distribute to all or substantially all the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends that Subscription Receiptholders receive under section 6.3) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)

the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and

(b)	the denominator of which shall be:

(i)

the product of (A) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Subscription Receiptholders would be entitled to receive upon exercise of all their outstanding Subscription Receipts if they were exercised on the record date and (B) the Current Market Price thereof on that date;

less,

(ii)

the aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(4)       If prior to the deemed exercise of the Subscription Receipts hereunder there is a reorganization of the Company not otherwise provided for in subsection 5.2(1) or a consolidation or merger or amalgamation of the Company with or into another body corporate including a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of any other corporation (any such event being herein called a “Capital Reorganization”) any holder of a Subscription Receipt who has not exercised his or her right to exchange his or her Subscription Receipt for Common Shares and Warrants prior to the effective date of the Capital Reorganization shall be entitled to receive and shall accept, upon the exercise of his or her right at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares (and any other securities or properties to which holders are entitled upon exercise of the Subscription Receipts) to which he or she was theretofore entitled upon exercise of the Subscription Receipt, the aggregate number of Common Shares or other securities or property of the Company, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Common Shares (and any other securities to which holders are entitled upon exercise of the Subscription Receipts) to which immediately before the transaction he or she was entitled upon exercise of the Subscription Receipts. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Subscription Receipts shall thereafter be entitled to receive the number of Common Shares or other securities or property of the Company or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

(5)       If the Company shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts who exercise their rights thereafter shall be entitled to receive Common Shares as they would have received had the Subscription Receipts been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

5.3	Exercise Number Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to section 5.2:

(1)       The adjustments and readjustments provided for in this Article 5 are cumulative and, subject to subsection 5.3(2), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of Common Shares or securities purchasable hereunder.

(2)       No adjustment in the Exchange Number shall be required unless the adjustment would result in a change of at least 1/2 of 1% in the Exchange Number then in effect, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)       No adjustment in the Exchange Number shall be made in respect of any event described in paragraph 5.2(1)(a) or subsections 5.2(2) or (3) if the holders of the Subscription Receipts are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Subscription Receipts immediately prior to the effective date or record date of the event.

(4)       No adjustment in the Exchange Number shall be made pursuant to section 5.2 in respect of the issue of Common Shares pursuant to:

(a)	this Agreement; or

(b)

the issuance of Common Shares pursuant to the exercise of options granted pursuant to the Company’s stock option plans or pursuant to the exercise of rights under currently outstanding warrants to acquire Common Shares, and any such issue shall be deemed not to be a Share Reorganization, a Rights Offering or a Special Distribution.

(5)       If a dispute shall at any time arise with respect to adjustments of the Exchange Number, the dispute shall be conclusively determined by the Company’s Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Company, the Subscription Receipt Agent, the Transfer Agent and all Subscription Receiptholders.

(6)       If the Company shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter, legally abandon its plans to pay or deliver the dividend or distribution or subscription or purchase rights, then no adjustment in the Exchange Number shall be required by reason of the setting of the record date.

(7)       If and whenever at any time prior to the deemed exercise of the Subscription Receipts hereunder, the Company shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Company would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Number will be adjusted by the directors of the Company in such manner, if any, and at such time, as the directors of the Company, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(8)       As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Subscription Receipts, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Common Shares and Warrants which the holders of the Subscription Receipts would be entitled to receive thereafter and to exercise such Subscription Receipts in accordance with the provisions hereof.

(9)       All adjustments in connection with the Warrants to be issued upon exercise of the Subscription Receipts shall be made in accordance with the terms and conditions of the Warrant Indenture, whether or not the Warrants have been issued upon the exercise of the Subscription Receipts.

5.4	Postponement of Subscription

In any case where the application of section 5.2 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if any Subscription Receipts are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Company may postpone the issuance to the holder of the Subscription Receipts of the Common Shares to which the holder is entitled by reason of the increase of the Exchange Number but the Common Shares shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Common Shares calculated on the basis of the Exchange Number on the Exercise Date adjusted for completion of that event or period, and the Company shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Common Shares are to be issued an appropriate instrument evidencing the person’s or persons’ right to receive the Common Shares.

5.5	Notice of Certain Events

(1)       Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exchange Number, the Company shall:

(a)

file with the Subscription Receipt Agent a certificate of the Company specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Company; and

(b)	give notice to the Subscription Receiptholders of the particulars of the event and, if determinable, the adjustment.

(2)       If notice has been given under subsection 5.5(1) and the adjustment is not then determinable, the Company shall promptly, after the adjustment is determinable:

(a)	file with the Subscription Receipt Agent a computation of the adjustment; and

(b)	give notice to the Subscription Receiptholders of the adjustment.

5.6	Protection of Subscription Receipt Agent

Subject to the provisions of sections 11.2 and 11.3, the Subscription Receipt Agent:

(a)

shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment when made, or with respect to the method employed in making the same;

(b)

shall not be accountable with respect to the validity or value (or kind or amount) of any Common Shares or Warrants or of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Subscription Receipt;

(c)

shall not be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or Warrants or certificates for the same upon the surrender of any Subscription Receipts for the purpose of the exercise of such rights or to comply with any of the covenants contained in Article 6;

(d)

shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Company; and

(e)	shall be entitled to act and rely on any adjustment calculation of the directors or the Company’s Auditors.

ARTICLE 6

RIGHTS AND COVENANTS

6.1	General Covenants of the Company

The Company covenants with the Subscription Receipt Agent for the benefit of the Subscription Receipt Agent and the Subscription Receiptholders that so long as any Subscription Receipts remain outstanding and may be exchanged for Common Shares and Warrants:

(1)       The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law.

(2)       The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSX and to have the Common Shares issued pursuant to the exercise of the Subscription Receipts and upon exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3)       The Company will reserve and keep available a sufficient number of Common Shares and Warrants for issuance upon the exercise of Subscription Receipts issued by the Company.

(4)       The Company will cause the Common Shares and Warrants from time to time subscribed for pursuant to the Subscription Receipts issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Subscription Receipts and the terms hereof.

(5)       The Company will cause the certificates representing the Common Shares and Warrants from time to time to be acquired, pursuant to the Subscription Receipts in the manner herein provided, to be duly issued and delivered in accordance with the Subscription Receipts and the terms hereof and in respect of the certificates evidencing Warrants, in accordance with the Warrant Indenture, as applicable.

(6)       All Common Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Common Shares.

(7)       The Company will perform and carry out all of the acts or things to be done by it as provided in this Agreement.

(8)       The Company will use its best efforts to maintain its status as a “reporting issuer” not in default of the requirements of each of the provinces of Canada until the Time of Expiry.

(9)       The Company will promptly advise the Subscription Receipt Agent and the Subscription Receiptholders in writing of any default under the terms of this Agreement.

6.2	Subscription Receipt Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses and disbursements of the Subscription Receipt Agent incurred in connection with the performance of its duties as the Escrow Agent and the Subscription Receipt Agent (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent.

6.3	Rights to Dividends and Distributions

If prior to the deemed exercise of the Subscription Receipts hereunder the Company shall pay any dividend or make any distribution to all or substantially all of the holders of Common Shares or if the Company declares any dividend or provides for any distribution, payable to all or substantially all the holders of Common Shares of record during that period, Subscription Receiptholders who are deemed to have exercised their

Subscription Receipts shall be entitled to participate in the dividend or distribution on the same terms, mutatis mutandis, as if they exercised their Subscription Receipts immediately prior to the effective date or record date of the dividend or distribution. For cash dividends or distributions, this entitlement shall be satisfied by the payment of such amounts by the Company to the holders of the Subscription Receipts forthwith upon deemed exercise of the Subscription Receipts. For stock dividends or distributions or distributions in specie of which an adjustment can be made in the Exchange Number pursuant to paragraph 5.2(1)(a) or subsections 5.2(2) or (3), this entitlement shall be satisfied by such an adjustment. The Subscription Receipt Agent shall not be responsible for determining if any such payment should be made or to determine the sufficiency of such payment.

6.4	Performance of Covenants by the Subscription Receipt Agent

If the Company shall fail to perform any of its covenants contained in this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Subscription Receiptholders. All reasonable sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in section 6.2. No such performance, expenditure or advance by the Subscription Receipt Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 7

ESCROWED FUNDS

7.1	Initial Escrowed Funds and Distribution Amounts

To the extent that the Release Certificate has not been provided to the Subscription Receipt Agent on or before the Closing Date, on the Closing Date, the Underwriters shall provide the Initial Escrowed Funds to the Subscription Receipt Agent and the Subscription Receipt Agent shall accept and hold the Escrowed Funds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Funds in the manner contemplated by this Article and at all times shall keep the Escrowed Funds in a segregated account, all on the terms and subject to the conditions hereof.

7.2	Qualified Investments

(1)       Upon receipt of a direction from the Company, the Subscription Receipt Agent shall invest the Escrowed Funds in Qualified Investments in its name in accordance with such direction. Any direction from the Company to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. (Toronto time) on the day on which the Qualified Investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m. (Toronto time) or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. (Toronto time) the next Business Day.

(2)       In the event that the Subscription Receipt Agent does not receive a direction or only a partial direction, the Subscription Receipt Agent may hold cash balances constituting part or all of the Escrowed Funds and may, but need not, invest same in its deposit department or the deposit department of one of its Affiliates (as hereinafter defined); but the Subscription Receipt Agent and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Subscription Receipt Agent or one of its Affiliates. For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Canada Business Corporations Act.

7.3	Release of Escrowed Funds to the Company Upon Receipt of Release Certificate

Upon receipt of the Release Certificate on or before the Release Deadline, the Subscription Receipt Agent shall liquidate any Escrowed Funds in accordance with this Article and deliver all Escrowed Funds to the Company.

7.4	Release of Escrowed Funds on Default

In the event that the Release Conditions are not satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent. The Subscription Receipt Agent shall return to each such holder the Subscription Receiptholder’s Funds. Each Subscription Receiptholder’s Funds shall be paid to such holder within three Business Days following the Default Deadline. In the event that the Escrowed Funds are not sufficient to fund the Subscription Receiptholder’s Funds payable to all Subscription Receiptholders, the Company shall fund any such shortfall. Payment made in accordance with this Article 7 shall be made in accordance with section 7.8 hereof and the Subscription Receipt Agent shall mail such payment to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Subscription Receipt Agent. All Subscription Receipt Certificates representing Subscription Receipts in respect of which the Subscription Receiptholder’s Funds have been paid to the Subscription Receiptholders shall be deemed to have been cancelled on the Default Deadline and the Subscription Receipt Agent shall record the deemed cancellation of such Subscription Receipt Certificates on the register of the Subscription Receipts. The Subscription Receipt Agent shall furnish the Company with a certificate identifying the Subscription Receipt Certificates deemed to have been cancelled. All Subscription Receipts represented by Subscription Receipt Certificates which have been deemed to have been cancelled pursuant to this section 7.4 shall be without further force and effect whatsoever.

7.5	Release of Escrowed Funds Following the Default Deadline

In the event that the Release Conditions are not satisfied prior to the Release Deadline, the Subscription Receipt Agent shall, as soon as practicable, pay to the Company the balance of the Escrowed Funds, if any, after making all payments of the Escrowed Funds to Subscription Receiptholders pursuant to section 7.4.

7.6	Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 7, the Company hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

7.7	Early Termination of any Investment of the Escrowed Funds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any investments in order to make payments contemplated under this Article and shall not be liable for any loss sustained in the escrow account for early termination of any investment of the Escrowed Funds necessary to enable the Subscription Receipt Agent to make such payment.

7.8	Method of Disbursement and Delivery

(1)       All disbursements of money made in accordance with the provisions of this Article 7 shall be made by cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all amounts required to be withheld by the Company by law, including without limitation, under the Income Tax Act (Canada)).

(2)       If the Subscription Receipt Agent delivers any such cheque as required under subsection 7.8(1), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque.

7.9	Acknowledgements

(1)       To the extent that the Release Certificate has not been provided to the Subscription Receipt Agent on or before the Closing Date, the Subscription Receipt Agent hereby acknowledges receipt from the Underwriters of a wire transfer in the aggregate amount of $19,659,818.15 and confirms that such funds will be deposited in a segregated account in the name of the Company designated as the “Glencairn Gold Corporation – Subscription Receipts” or as otherwise directed by the Company and the Underwriters and, pending the satisfaction of the Release Conditions, will be used in accordance with section 7.2 hereof.

(2)	The Company hereby:

(a)

acknowledges that the amounts received by the Subscription Receipt Agent pursuant to paragraph 7.9(1) in accordance with the Company’s direction to the Underwriters, represents the gross proceeds from the sale of 133,670,000 Subscription Receipts less 50% of the Commission payable to the Underwriters in connection therewith; and

(b)	irrevocably directs the Subscription Receipt Agent to retain such amounts in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

7.10	Miscellaneous

(1)       The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent shall be protected in acting and relying upon any written notice, request, waiver, consent, certificates, receipts, statutory declaration or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be. The Subscription Receipt Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto. The duties and obligations of the Subscription Receipt Agent shall be determined solely by the provisions hereof and, accordingly, the Subscription Receipt Agent shall not be responsible except for the performance of such duties and obligations as it has undertaken herein. The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable instructions which comply with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment. The Subscription Receipt Agent is acting hereunder as Escrow Agent at the request of the Company and the Subscription Receiptholders and shall not be responsible as Escrow Agent except for its duties of receiving, holding and disbursing the Escrowed Funds pursuant to the terms and conditions of this Agreement. Any certificate of a party referred to herein, unless otherwise specified, shall, in the case of the Company, refer to a certificate of the Chief Financial Officer of the Company, and, in the case of any other party, refer to a certificate of an authorized officer of such party. The Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection therewith, except arising out of its own gross negligence or willful misconduct. In the event of any disagreement arising regarding the terms of this Agreement, the Subscription Receipt Agent shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction. None of the provisions of this Agreement shall require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers. The Subscription Receipt Agent shall not be responsible for any losses which may occur as a result of the investment of the Escrowed Funds where the Escrowed Funds have been invested in accordance with the terms of this Agreement.

(2)       The forwarding of a cheque by the Subscription Receipt Agent will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such cheque is not honoured on presentation that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

(3)       In the event that the Subscription Receipt Agent shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason other than the negligence or willful misconduct of the Subscription Receipt Agent, the Subscription Receipt Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Subscription Receipt Agent shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee of Ontario (or other appropriate official or agency), whose receipt shall be good discharge and release of the Subscription Receipt Agent for such amounts.

(4)       The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Release Certificate and shall be entitled to release the Escrowed Funds upon the receipt of the Release Certificate as provided for in this Agreement.

(5)       The parties agree that the Escrow Agent does not have any interest in the Escrowed Funds but is serving only as escrow agent hereunder.  All taxes in respect of earnings on the Initial Escrowed Funds will be the obligation of and will be paid when due by the recipient of such earnings, who shall indemnify and hold the Escrow Agent harmless from and against any liability arising from such taxes, including the failure to pay such taxes.  To the extent required by law, the Escrow Agent will perform its withholding, remittance and reporting obligations under the Income Tax Act (Canada), as amended, and the regulations promulgated thereunder and any relevant provincial legislation. The Company represents and warrants in favour of the Escrow Agent that it is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

ARTICLE 8

ENFORCEMENT

8.1	Suits by Subscription Receiptholders

Subject to section 9.11, all or any of the rights conferred upon a Subscription Receiptholder by the terms of the Subscription Receipts held by such Subscription Receiptholder and/or this Agreement may be enforced by such Subscription Receiptholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Subscription Receipts from time to time outstanding. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Subscription Receiptholders.

Subject to applicable law, the Subscription Receipt Agent and, by acceptance of the Subscription Receipt Certificates and as part of the consideration for the issue of the Subscription Receipts, the Subscription Receiptholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the Subscription Receipts pursuant to any warrant or any covenant, agreement, representation or warranty by the Company herein or contained in the Subscription Receipt Certificates.

8.2	Limitation of Liability

The obligations hereunder (including without limitation under subsection 11.6(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company but only the property of the Company (or any successor person) shall be bound in respect hereof.

ARTICLE 9

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time and shall on receipt of a written request of the Company or of a Subscription Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Subscription Receiptholders signing the Subscription Receiptholders’ Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Subscription Receiptholders. In the event of the Subscription Receipt Agent failing within 15 days after receipt of the written request of the Company or Subscription Receiptholders’ Request and funding and indemnity given as aforesaid to give notice convening a meeting, the Company or the Subscription Receiptholders, as the case may be, may call and convene the meeting. Every meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Subscription Receipt Agent.

9.2	Notice

At least 14 days’ notice of any meeting shall be given to the Subscription Receiptholders in the manner provided by section 12.2 and a copy of the notice shall be sent by mail to the Subscription Receipt Agent unless the meeting has been called by it and to the Company unless the meeting has been called by it. Each notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The notice convening any such meeting shall be signed by an appropriate officer of the Subscription Receipt Agent or the Company or by a representative of the Subscription Receiptholders, as the case may be.

9.3	Chairman

A person (who need not be a Subscription Receiptholder) nominated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy shall choose a person present to be chairman.

9.4	Quorum

Subject to the provisions of section 9.12, at any meeting of the Subscription Receiptholders a quorum shall consist of Subscription Receiptholders present in person or by proxy and representing at least 20% of the aggregate number of then outstanding Subscription Receipts. If a quorum of the Subscription Receiptholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but, subject to section 9.12, in any other case the meeting shall stand adjourned to such day being not less than ten days later and to such place and time as may be designated by the chairman of the meeting and at least five days’ notice shall be given of such adjourned meeting. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 20% of the aggregate number of then outstanding Subscription Receipts.

9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Subscription Receiptholders acting in person or by proxy and representing at least 5% of the aggregate number of all the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8	Voting

On a show of hands, every person who is present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders or both, shall have one vote. On a poll, each Subscription Receiptholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt then held by him. A proxy need not be a Subscription Receiptholder.

9.9	Regulations

The Subscription Receipt Agent, or the Company with the approval of the Subscription Receipt Agent, from time to time, may make or vary such regulations as they shall think fit:

(a)

for the issue of voting certificates by any bank, trust company or other depository satisfactory to the Subscription Receipt Agent stating that the Subscription Receipts specified therein have been deposited with the depository by a named person and will remain on deposit until after the meeting, which voting certificates shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at that meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in the voting certificates were the actual holders of the Subscription Receipts specified therein;

(b)

for the deposit of voting certificates and/or instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Company or the Subscription Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c)

for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the voting certificates and/or instruments appointing proxies to be sent by mail, telecopier, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Company or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e)

generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereat including setting a record date for Subscription Receiptholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to section 9.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Subscription Receipts or their duly appointed proxies.

9.10	Company and Subscription Receipt Agent may be Represented

The Company and the Subscription Receipt Agent by their respective officers, employees, or directors, as applicable, and the counsel to the Company and the Subscription Receipt Agent may attend any meeting of the Subscription Receiptholders, but shall have no votes as such.

9.11	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Subscription Receiptholders and/or the Subscription Receipt Agent in its capacity as Subscription Receipt Agent hereunder (subject to the Subscription Receipt Agent’s approval) or on behalf of the Subscription Receiptholders against the Company, whether those rights arise under this Agreement or the Subscription Receipts or otherwise except that in respect of a change in the Purchase Price the amendment shall not be binding upon a Subscription Receiptholder who does not consent thereto;

(b)	to amend, alter or repeal any extraordinary resolution previously passed;

(c)

to direct or authorize the Subscription Receipt Agent (subject to the Subscription Receipt Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, authorize and direct the Subscription Receipt Agent to waive any default on the part of the Company in complying with any provisions of this Agreement or the Subscription Receipts, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e)

to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders;

(f)

to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Subscription Receiptholder in connection therewith;

(g)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any shares or securities of the Company, wherever such assent may be required;

(h)	from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent; and

(i)	in the event that the Release Conditions are not satisfied on or prior to December 31, 2007, to extend the Release Deadline.

9.12	Meaning of “Extraordinary Resolution”

(1)       The expression “extraordinary resolution” when used in this Agreement means, subject as hereinafter in this section and in sections 9.15 and 9.16 provided, a resolution proposed at a meeting of the Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders representing at least 25% of the aggregate number of then outstanding Subscription Receipts and passed by the affirmative votes of Subscription Receiptholders representing not less than two-thirds of the aggregate number of all the Subscription Receipts represented at the meeting and voted on the poll upon the resolution.

(2)       If, at any meeting called for the purpose of passing an extraordinary resolution, Subscription Receiptholders representing at least 25% of the aggregate number of then outstanding Subscription Receipts are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being no less than 15 or more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of the adjourned meeting in the manner provided in section 12.2. The notice shall state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders representing at least 25% of the aggregate number of then outstanding Subscription Receipts are not present in person or by proxy at the adjourned meeting.

(3)       Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Subscription Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Subscription Receiptholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

9.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Subscription Receiptholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Subscription Receipt Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of the Subscription Receiptholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Subscription Receiptholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Subscription Receiptholders representing at least two-thirds of the aggregate number of then outstanding Subscription Receipts by an instrument in writing signed in one or more counterparts by Subscription Receiptholders in person or by attorney duly appointed in writing and the expression “extraordinary resolution” when used in this Agreement shall include an instrument so signed.

9.16	Binding Effect of Resolutions

Subject to subsection 9.11(a), every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders shall be binding upon all the Subscription Receiptholders, whether present at or absent from the meeting, and every instrument in writing signed by Subscription Receiptholders in accordance with section 9.15 shall be binding upon all the Subscription Receiptholders, whether signatories thereto or not, and each and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

9.17	Holdings by Company Disregarded

In determining whether the requisite number of Subscription Receiptholders are present at a meeting of Subscription Receiptholders for the purpose of obtaining a quorum or have voted or consented to any resolution, extraordinary resolution, consent, waiver, Subscription Receiptholders’ Request or other action under this Agreement, Subscription Receipts owned by the Company, its subsidiaries and any partnership of which the Company is directly or indirectly a party to shall be deemed to be not outstanding. The Company shall provide, upon the written request of the Subscription Receipt Agent, a certificate as to the registration particulars of any Subscription Receipts held by the Company.

ARTICLE 10

SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Company (if properly authorized by its directors) and the Subscription Receipt Agent may, subject to the provisions of this Agreement, and they shall, when so directed hereby, execute and deliver by their proper officers, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel, are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(b)	giving effect to any extraordinary resolution passed as provided in Article 9;

(c)

making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(d)

adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(e)

amending any of the provisions of this Agreement or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(f)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the advice of counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are in no way prejudiced thereby.

10.2	Successor Companies

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Company and the successor company shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

11.1	Rights and Duties of Subscription Receipt Agent

(1)       In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall act honestly and in good faith with a view to the best interests of the Subscription Receiptholders and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or subscription receipt agent in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from, or require any other person to indemnify the Subscription Receipt Agent against liability for its own gross negligence, wilful misconduct or bad faith.

(2)       The Subscription Receipt Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Agreement unless and until it shall have received a Subscription Receiptholder’s Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take. The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Subscription Receiptholders hereunder shall be conditional upon the Subscription Receiptholders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent and its counsel to protect and hold harmless the Subscription Receipt Agent, its directors, officers, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3)       The Subscription Receipt Agent may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which Subscription Receipt Certificates the Subscription Receipt Agent shall issue receipts.

(4)       Every provision of this Agreement that, by its terms, relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it, is subject to the provisions of this section 11.2 and section 11.3.

(5)       The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(6)       In this Agreement, whenever confirmations or instructions are required to be given to the Subscription Receipt Agent, in order to be valid, such confirmations and instructions shall be in writing.

11.2	Evidence, Experts and Advisers

(1)       In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Company shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof and in such form as the Subscription Receipt Agent may reasonably require by written notice to the Company.

(2)       In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent. The Subscription Receipt Agent shall be under no responsibility in respect of the validity of this Agreement or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Subscription Receipt Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this

Agreement or in any such Subscription Receipt Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Agreement and/or in any Subscription Receipt Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3)       Proof of the execution of an instrument in writing, including a Subscription Receiptholders’ Request, by any Subscription Receiptholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4)       The Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5)       The Subscription Receipt Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Subscription Receipt Agent. Any reasonable remuneration paid by the Subscription Receipt Agent shall be paid by the Company in accordance with section 6.2.

(6)       The Subscription Receipt Agent may, as a condition precedent to any action to be taken by it under this Agreement, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

11.3	Securities, Documents and Monies Held by Subscription Receipt Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Subscription Receipt Agent on behalf of the Company and the Subscription Receiptholders may be placed in the deposit vaults of the Subscription Receipt Agent or of any Schedule 1 Canadian chartered bank or deposited for safekeeping with any such bank or the Subscription Receipt Agent. All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments shall, subject to section 6.4, belong to the Company and shall be paid to the Company upon discharge of this Agreement.

11.4	Action by Subscription Receipt Agent to Protect Interests

Subject to the provisions of this Agreement, the Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Subscription Receiptholders.

11.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the performance of its duties as Escrow Agent pursuant to this Agreement or otherwise;

11.6	Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Subscription Receipt Agent pursuant to this Agreement, it is expressly declared and agreed as follows:

(1)       The Subscription Receipt Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Agreement or in the Subscription Receipts (except the representation contained in section 11.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 11.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts).

(2)       Nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

(3)       The Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)       The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5)       Without limiting any protection or indemnity of the Subscription Receipt Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Subscription Receipt Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the

Subscription Receipt Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. This provision shall survive the resignation or removal of the Subscription Receipt Agent, or the termination of this Agreement. The Subscription Receipt Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Agreement which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability.

11.7	Replacement of Subscription Receipt Agent

(1)       The Subscription Receipt Agent may resign as the Escrow Agent and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days’ notice in writing or such shorter notice as the Company may accept as sufficient. The Subscription Receiptholders by extraordinary resolution shall have the power at any time to remove the Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders; failing that appointment by the Company, the retiring Subscription Receipt Agent (at the Company’s expense) or any Subscription Receiptholder may apply to a justice of the Ontario Superior Court of Justice, on such notice as the justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Subscription Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in the provinces of Ontario and British Columbia. On any such appointment the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Subscription Receipt Agent, provided that any resignation or removal of the Subscription Receipt Agent and appointment of a successor Subscription Receipt Agent shall not become effective until the successor Subscription Receipt Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Subscription Receipt Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Subscription Receipt Agent an appropriate instrument transferring to such successor Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Subscription Receipt Agent hereunder.

(2)       Upon the appointment of a successor Subscription Receipt Agent, the Company shall promptly notify the Subscription Receiptholders thereof in the manner provided for in section 12.2.

(3)       Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Subscription Receipt Agent, shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Subscription Receipt Agent under subsection 11.8(1).

(4)       Any Subscription Receipts certified but not delivered by a predecessor Subscription Receipt Agent may be certified by the new or successor Subscription Receipt Agent in the name of the predecessor or the new or successor Subscription Receipt Agent.

11.8	Conflict of Interest

(1)       The Subscription Receipt Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists which it is aware of in the Subscription Receipt Agent’s role hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Subscription Receipt Agent hereunder.

(2)       Subject to subsection 11.8(1), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company, may act as registrar and transfer agent for the Common Shares and Warrants and generally may contract and enter into financial transactions with the Company, all without being liable to account for any profit made thereby.

11.9	Appointment of Escrow Agent

The Subscription Receipt Agent hereby agrees to act as the Escrow Agent and to perform the duties of an escrow agent pursuant to the terms and conditions set forth herein and agrees to hold the Escrowed Funds for and on behalf of the Company and those persons who become holders of Subscription Receipts from time to time issued pursuant to this Agreement.

11.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

11.11	Authorization to Carry on Business

The Subscription Receipt Agent represents to the Company that it is registered to carry on the business of a trust company in the Province of Ontario.

ARTICLE 12

GENERAL

12.1	Notice to the Company and the Subscription Receipt Agent

(1)       Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Subscription Receipt Agent shall be deemed to be validly given if delivered, if sent by registered mail, postage prepaid or if transmitted by telecopier:

(a)	If to the Company, to:

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6

Attention: President

Telefax No.: (416) 367-0182

with a copy to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention: Mark T. Bennett

Telefax No.: (416) 350-6933

(b)	If to the Underwriters, to:

Orion Securities Inc.

Brookfield Place

181 Bay Street, Suite 3100

Toronto, Ontario M5J 2T3

Attention: Douglas Bell

Telefax No.: (416) 848-3699

(c)	If to the Subscription Receipt Agent, to:

Equity Transfer & Trust Company

200 University Ave., Suite 400

Toronto, Ontario M5H 4H1

Attention: Corporate Trust Department

Telefax No.: (416) 361-0470

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2)       The Company or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 12.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement. A copy of any notice of change of address given pursuant to this subsection 12.1(2) shall be available for inspection at the principal stock transfer offices of the Subscription Receipt Agent in the City of Toronto, Ontario by Subscription Receiptholders during normal business hours.

(3)       If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receipt Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 12.1(1) by cable, telegram, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

12.2	Notice to the Subscription Receiptholders

(1)       Unless herein otherwise expressly provided, any notice to be given hereunder to Subscription Receiptholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holder or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Subscription Receipt Agent and if in the case of joint holders of any Subscription Receipts more than one address appears on the register in respect of that joint holding, the notice shall be addressed or delivered, as the case may be, only to the first address, as the case may be, so appearing. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2)       If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Subscription Receipts, the Subscription Receipt Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the holders of Subscription Receipts or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

12.3	Discretion of Directors

Any matter provided herein to be determined by the directors of the Company in their sole discretion and determination so made will be conclusive.

12.4	Satisfaction and Discharge of Agreement

Upon the date by which Common Shares and Warrants shall have been delivered to Subscription Receiptholders to the full extent of the rights attached to all Subscription Receipts theretofore certified hereunder and the monies to be paid hereunder have been paid, this Agreement shall cease to be of further effect and the Subscription Receipt Agent, on demand of and at the cost and expense of the Company and upon delivery to the Subscription Receipt Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and upon payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.

12.5	Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or in the Subscription Receipts, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.6	Counterparts and Formal Date

This Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers in that behalf.

GLENCAIRN GOLD CORPORATION

By: “Lorna MacGillivray”

Authorized Signing Officer

ORION SECURITIES INC.

By: “Ron D’Ambrosio”

Authorized Signing Officer

EQUITY TRANSFER & TRUST COMPANY

By: “Shelley Martin”c/s

Authorized Signing Officer

By: “Derrice Richards”c/s

Authorized Signing Officer

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

VOID VOID VOID

SUBSCRIPTION RECEIPTS TO ACQUIRE COMMON SHARES AND WARRANTS OF

GLENCAIRN GOLD CORPORATION

(a company continued under the laws of Canada)

CUSIP : 377903166
ISIN : CA 3779031663

Subscription Receipt Certificate No

GS98

Certificate for

1*******

1*******

Subscription Receipts, each entitling the holder to acquire one Unit of Glencairn Gold Corporation (subject to adjustment as set out below)

THIS IS TO CERTIFY THAT, for value received:

**** SPECIMEN ****

(herein called the "holder") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided and as more specifically set forth in the Subscription Receipt Agreement (defined below) one unit (a "Unit"), subject to adjustment as set forth below, consisting of one fully paid and non-assessable common share (a "Common Share") in the capital of Glencairn Gold Corporation (the "Company") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), for each of the Subscription Receipts evidenced by this certificate. Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to them in the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to a Subscription Receipt agreement (the "Subscription Receipt Agreement") made as of October 22, 2007 among the Company, Orion Securities Inc. and the Subscription Receipt Agent to which Subscription Receipt Agreement and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which Subscription Receipts are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Subscription Receipt Certificate by acceptance hereof assents.

As provided in the Subscription Receipt Agreement, if the Release Condition is satisfied before the Release Deadline, the Subscription Receipt Agent will give notice to each holder of Subscription Receipts advising them of the deemed exercise of Subscription Receipts.

The Common Shares and Warrants issued upon exercise of this Subscription Receipt Certificate may be subject to hold periods under applicable securities legislation and may be endorsed with legends to that effect.

The Subscription Receipt Agreement provides for adjustments to the right of subscription, including the amount of and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Company, certain offerings or rights, warrants or options, and certain capital reorganizations and for payment of an amount to compensate for dividends and distributions paid on Common Shares.

In the event that the Release Condition is not satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent and the Subscription Receipt Agent shall return to such holder the Subscription Receiptholder's Funds. The Subscription Receipt Agent shall pay to each Subscription Receiptholder the Subscription Receiptholder's Funds within three Business Days following the Default Deadline. In the event that the Escrowed Funds are not sufficient to fund the Repurchase Price payable to all Subscription Receiptholders, the Company shall fund any such shortfall.

The holder of this Subscription Receipt Certificate may, upon surrender hereof to the Subscription Receipt Agent at its principal offices in the City of Toronto, Ontario, exchange this Subscription Receipt Certificate for other Subscription Receipt Certificates evidencing Subscription Receipts entitling the holder to receive in the aggregate the same number of Common Shares and Warrants as may be acquired pursuant to the Subscription Receipts evidenced by this Subscription Receipt Certificate.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may only be transferred in accordance with applicable Securities Laws, the rules of the stock exchange(s) on which the Common Shares are listed or, if not listed on a stock exchange, the rules of any over-the-counter market where the Common Shares are then listed and, subject thereto, may be transferred on the register kept at the offices of the Subscription Receipt Agent by the holder hereof or the holder's legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon compliance with the conditions prescribed in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of the 22nd day of October, 2007.

DATED March 24, 2007

GLENCAIRN GOLD CORPORATION

EQUITY TRANSFER & TRUST COMPANY

Kerry Knoll
Chairman

Lorna MacGillivray
Secretary

By ______________________
AUTHORIZED OFFICER

test111-375909-29149084649

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

3091264

RESTRICTIONS

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE 'GOOD DELIVERY,' MAY BE OBTAINED FROM EQUITY TRANSFER & TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO EQUITY TRANSFER & TRUST COMPANY AND GLENCAIRN GOLD CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ
THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.
PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

VOID VOID VOID

SUBSCRIPTION RECEIPTS TO ACQUIRE COMMON SHARES AND WARRANTS OF

GLENCAIRN GOLD CORPORATION

(a company continued under the laws of Canada)

CUSIP : 377903166
ISIN : CA 3779031663

Subscription Receipt Certificate No

GS98

Certificate for

*1*********

1******

Subscription Receipts, each entitling the holder to acquire one Unit of Glencairn Gold Corporation (subject to adjustment as set out below)

THIS IS TO CERTIFY THAT, for value received:

** SPECIMEN **

(herein called the "holder") is entitled to receive in the manner herein provided and without further payment therefor, subject as hereinafter provided and as more specifically set forth in the Subscription Receipt Agreement (defined below) one unit (a "Unit"), subject to adjustment as set forth below, consisting of one fully paid and non-assessable common share (a "Common Share") in the capital of Glencairn Gold Corporation (the "Company") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), for each of the Subscription Receipts evidenced by this certificate. Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to them in the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate are issued under and pursuant to a Subscription Receipt agreement (the "Subscription Receipt Agreement") made as of October 22, 2007 among the Company, Orion Securities Inc. and the Subscription Receipt Agent to which Subscription Receipt Agreement and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which Subscription Receipts are, or are to be, issued, held, exchanged and surrendered, all to the same effect as if the provisions of the Subscription Receipt Agreement and all instruments supplemental thereto were herein set forth, and to all of which provisions the holder of this Subscription Receipt Certificate by acceptance hereof assents.

As provided in the Subscription Receipt Agreement, if the Release Condition is satisfied before the Release Deadline, the Subscription Receipt Agent will give notice to each holder of Subscription Receipts advising them of the deemed exercise of Subscription Receipts.

The Common Shares and Warrants issued upon exercise of this Subscription Receipt Certificate may be subject to hold periods under applicable securities legislation and may be endorsed with legends to that effect.

The Subscription Receipt Agreement provides for adjustments to the right of subscription, including the amount of and kind of securities or other property issuable upon exercise, upon the happening of certain stated events, including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Company, certain offerings or rights, warrants or options, and certain capital reorganizations and for payment of an amount to compensate for dividends and distributions paid on Common Shares.

In the event that the Release Condition is not satisfied prior to the Release Deadline, the Company shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent and the Subscription Receipt Agent shall return to such holder the Subscription Receiptholder's Funds. The Subscription Receipt Agent shall pay to each Subscription Receiptholder the Subscription Receiptholder's Funds within three Business Days following the Default Deadline. In the event that the Escrowed Funds are not sufficient to fund the Repurchase Price payable to all Subscription Receiptholders, the Company shall fund any such shortfall.

The holder of this Subscription Receipt Certificate may, upon surrender hereof to the Subscription Receipt Agent at its principal offices in the City of Toronto, Ontario, exchange this Subscription Receipt Certificate for other Subscription Receipt Certificates evidencing Subscription Receipts entitling the holder to receive in the aggregate the same number of Common Shares and Warrants as may be acquired pursuant to the Subscription Receipts evidenced by this Subscription Receipt Certificate.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a shareholder of the Company or entitle the holder to any right or interest in respect thereof except as herein and in the Subscription Receipt Agreement expressly provided.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may only be transferred in accordance with applicable Securities Laws, the rules of the stock exchange(s) on which the Common Shares are listed or, if not listed on a stock exchange, the rules of any over-the-counter market where the Common Shares are then listed and, subject thereto, may be transferred on the register kept at the offices of the Subscription Receipt Agent by the holder hereof or the holder's legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Subscription Receipt Agent only upon compliance with the conditions prescribed in the Subscription Receipt Agreement and upon compliance with such reasonable requirements as the Subscription Receipt Agent may prescribe.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Subscription Receipt Certificate to be signed by its duly authorized officer as of the 22nd day of October, 2007.

DATED March 24, 2007

GLENCAIRN GOLD CORPORATION

EQUITY TRANSFER & TRUST COMPANY

Kerry Knoll
Chairman

Lorna MacGillivray
Secretary

By ______________________
AUTHORIZED OFFICER

test111-375909-29149084649

SECURITY INSTRUCTIONS ON REVERSE VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

3090943

RESTRICTIONS

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO GLENCAIRN GOLD CORPORATION (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS). ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ
THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.
PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.

SCHEDULE “B”

RELEASE CERTIFICATE

TO:	Equity Transfer & Trust Company

RE:	Subscription Receipt Agreement (the “Subscription Receipt Agreement”) dated October 22, 2007 among Glencairn Gold Corporation, Orion Securities Inc. and Equity Transfer & Trust Company

Pursuant to Section 7.3 of the Subscription Receipt Agreement, the undersigned hereby certifies that the Release Conditions have been satisfied.

Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Subscription Receipt Agreement.

DATED this day of , 2007.

GLENCAIRN GOLD CORPORATION

By:_____________________________

Authorized Signing Officer

ORION SECURITIES INC.

By:_____________________________

Authorized Signing Officer

SCHEDULE “C”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Equity Transfer & Trust Company

as subscription receipt agent for the

Subscription Receipts of Glencairn Gold Corporation

The undersigned (a) acknowledges that the sale of the securities of Glencairn Gold Corporation (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:

Signature Guaranteed	Name of Subscription Receiptholder

Name of Authorized Representative	Signature of Subscription Receiptholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Subscription Receiptholder or Authorized Representative

EXHIBIT 3

GLENCAIRN GOLD CORPORATION

- and -

EQUITY TRANSFER & TRUST COMPANY

COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of

up to 90,259,875 Common Share Purchase Warrants

October 22, 2007

TABLE OF CONTENTS

ARTICLE 1		2
INTERPRETATION		2
1.1	Definitions	2
1.2	Words Importing the Singular	6
1.3	Interpretation not Affected by Headings	6
1.4	Day not a Business Day	6
1.5	Time of the Essence	7
1.6	Governing Law	7
1.7	Meaning of “outstanding” for Certain Purposes	7
1.8	Currency	7
1.9	Termination	7
ARTICLE 2		7
ISSUE OF WARRANTS		7
2.1	Issue of Warrants	7
2.2	Form and Terms of Warrants	8
2.3	Signing of Warrant Certificates	8
2.4	Certification by the Warrant Agent	8
2.5	Warrantholder not a Shareholder, etc.	9
2.6	Issue in Substitution for Lost Warrant Certificates	9
2.7	Warrants to Rank Pari Passu	10
2.8	Registration and Transfer of Warrants	10
2.9	Registers Open for Inspection	11
2.10	Exchange of Warrants	11
2.11	Ownership of Warrants	11
2.12	Adjustment of Exchange Basis	12
2.13	Rules Regarding Calculation of Adjustment of Exchange Basis	16
2.14	Postponement of Subscription	18
2.15	Notice of Adjustment	18
2.16	No Action after Notice	19
2.17	Purchase of Warrants for Cancellation	19
2.18	Optional Purchases by the Company	19
2.19	Protection of Warrant Agent	19
2.20	Legended Warrant Certificates	20
ARTICLE 3		22
EXERCISE OF WARRANTS		22
3.1	Method of Exercise of Warrants	22
3.2	No Fractional Shares	23
3.3	Effect of Exercise of Warrants	23
3.4	Cancellation of Warrant Certificates	24
3.5	Subscription for less than Entitlement	24
3.6	Expiration of Warrant	24
3.7	Prohibition on Exercise by U.S. Persons; Exception	25
ARTICLE 4		25
COVENANTS FOR WARRANTHOLDERS’ BENEFIT		25
4.1	General Covenants of the Company	26

- ii -

4.2	Securities Qualification Requirements	27
4.3	Warrant Agent’s Remuneration and Expenses	27
4.4	Performance of Covenants by Warrant Agent	27
ARTICLE 5		27
ENFORCEMENT		27
5.1	Suits by Warrantholders	28
5.2	Limitation of Liability	28
ARTICLE 6		28
MEETINGS OF WARRANTHOLDERS		28
6.1	Right to Convene Meetings	28
6.2	Notice	29
6.3	Chairman	29
6.4	Quorum	29
6.5	Power to Adjourn	30
6.6	Show of Hands	30
6.7	Poll and Voting	30
6.8	Regulations	30
6.9	Company, Warrant Agent and Counsel may be Represented	31
6.10	Powers Exercisable by Extraordinary Resolution	31
6.11	Meaning of “Extraordinary Resolution”	32
6.12	Powers Cumulative	33
6.13	Minutes	33
6.14	Instruments in Writing	33
6.15	Binding Effect of Resolutions	34
6.16	Holdings by the Company or Subsidiaries of the Company Disregarded	34
ARTICLE 7		34
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES		34
7.1	Provision for Supplemental Indentures for Certain Purposes	34
7.2	Successor Companies	35
ARTICLE 8		36
CONCERNING THE WARRANT AGENT		36
8.1	Trust Indenture Legislation	36
8.2	Rights and Duties of Warrant Agent	36
8.3	Evidence, Experts and Advisers	37
8.4	Securities, Documents and Monies Held by Warrant Agent	39
8.5	Actions by Warrant Agent to Protect Interests	39
8.6	Warrant Agent not Required to Give Security	39
8.7	Protection of Warrant Agent	39
8.8	Replacement of Warrant Agent	40
8.9	Conflict of Interest	41
8.10	Acceptance of Duties and Obligations	41
8.11	Warrant Agent not to be Appointed Receiver	42
8.12	Authorization to Carry on Business	42
ARTICLE 9		42
GENERAL		42
9.1	Notice to the Company and the Warrant Agent	42

- iii -

9.2	Notice to the Warrantholders	43
9.3	Discretion of Directors	44
9.4	Satisfaction and Discharge of Indenture	44
9.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders	44
9.6	Counterparts and Formal Date	44

SCHEDULE “A” - FORM OF WARRANT CERTIFICATE	A-1

SCHEDULE “B” - FORM OF DECLARATION FOR REMOVAL OF LEGEND	B-1

THIS WARRANT INDENTURE dated as of October 22, 2007

B E T W E E N:

GLENCAIRN GOLD CORPORATION,

a company continued under the laws of Canada

(hereinafter called the “Company”)

A N D

EQUITY TRANSFER & TRUST COMPANY,

a trust company governed by the laws of Canada

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.                       The Company proposes to issue up to 90,259,875 Warrants, 20,000,000 of which will be issued on the date hereof, 66,835,000 of which will be issued upon the automatic exercise of 133,670,000 Subscription Receipts and 3,424,875 of which will be issued upon the exercise of 6,849,750 Compensation Warrants;

B.                       Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share at a price of $0.18 at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010;

C.                      For such purpose the Company deems it necessary to create and issue Warrants to be constituted and issued in the manner hereinafter set forth;

D.                      The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E.                       All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F.                       The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G.                      The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Accredited Investor” means an accredited investor as defined in Rule 501(a) of Regulation D;

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant agreements as are from time to time in force and applicable to this Indenture;

“Business Day” means a day that is not a Saturday, Sunday, a day on which banks are closed in the City of Toronto, Ontario or civic or statutory holiday in the City of Toronto, Ontario;

“Capital Reorganization” has the meaning ascribed to that term in subsection 2.12(4);

“Closing Date” means October 22, 2007 or such earlier or later date as the Company and the Underwriters may agree;

“Common Shares” means the common shares in the capital of the Company;

“Common Share Reorganization” has the meaning ascribed to that term in subsection 2.12(1);

“Company” means Glencairn Gold Corporation, a corporation continued under the laws of Canada, and its lawful successors from time to time;

“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

“Compensation Warrants” means the compensation warrants to be issued to the Underwriters on the Closing Date, each Compensation Warrant exercisable to acquire, at an exercise price of $0.15 at any time prior to 5:00 p.m. (Toronto time) on October 22, 2009, one Unit;

“counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel to the Company), in both cases acceptable to the Warrant Agent;

“Current Market Price” means, at any date, the weighted average price per share at which the Common Shares have traded:

(i)	on the TSX;

(ii)	if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the 20 consecutive trading days (on each of which at least 500 Common Shares are traded in board lots) ending the third trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 20 consecutive trading days by the number of Common Shares sold or, if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

“director” means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“Dividends Paid in Ordinary Course” means cash dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such cash dividends do not exceed 5% of the Exercise Price and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by resolution passed by the board of directors of the Company, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are traded and for such purpose the amount of any dividends paid in other than cash or shares shall be the fair market value of such dividend as determined by the directors;

“Exchange Basis” means, at any time, the number of Common Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 2 hereof, such number being equal to one Common Share per Warrant as of the date hereof;

“Exercise Date” with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of Article 3 hereof;

“Exercise Price” means $0.18 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;

“extraordinary resolution” has the meaning ascribed to that term in sections 6.11 and 6.14;

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Purchaser” means a purchaser of Units and Subscription Receipts;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed to that term in subsection 2.12(2);

“Rights Offering Price” has the meaning ascribed to that term in subsection 2.13(2);

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the provinces of Canada;

“shareholder” means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

“Special Distribution” has the meaning ascribed to that term in subsection 2.12(3);

“Subject Securities” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof;

“Subscription Receipts” means the 133,670,000 subscription receipts of the Company issued pursuant to the Subscription Receipt Agreement, each Subscription Receipt entitling the holder to receive one Common Share and one-half of one Warrant, subject to adjustment in certain circumstances;

“Subscription Receipt Agreement” means an agreement among the Company, Orion Securities Inc. and the Warrant Agent dated the date hereof providing for, among other things, the issuance of the Subscription Receipts;

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section” or “subsection” followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

“Time of Expiry” means 5:00 p.m. (Toronto time) on October 22, 2010;

“trading day” means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“Transfer Agent” means the transfer agent or agents for the time being of the Common Shares;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means, collectively, Orion Securities Inc., Dundee Securities Corporation, Blackmont Capital Inc. and Wellington West Capital Markets Inc.;

“Units” means the units of the Company issued on the date hereof, each Unit being comprised of one Common Share and one-half of one Warrant;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“United States” means the United States as that term is defined in Regulation S;

“Warrants” means the common share purchase warrants of the Company issued hereunder entitling the holders thereof to purchase Common Shares on the basis of one Common Share for each whole Warrant upon payment of the Exercise

Price; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof;

“Warrant Agent” means Equity Transfer & Trust Company, a trust company governed by the laws of Canada, or any lawful successor thereto including through the operation of section 8.8;

“Warrant Certificates” means the certificates representing the Warrants substantially in the form attached as Schedule “A” hereto or such other form as may be approved by the Company, the Underwriters and the Warrant Agent;

“Warrantholders” or “holders” means the persons whose names are entered for the time being in the register maintained pursuant to section 2.8;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein; and

“written direction of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

1.2	Words Importing the Singular

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in all respects of this Indenture, the Warrants and the Warrant Certificates.

1.6	Governing Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Meaning of “outstanding” for Certain Purposes

Every Warrant represented by a Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to section 2.6 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

1.9	Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

ARTICLE 2

ISSUE OF WARRANTS

2.1	Issue of Warrants

A total of up to 90,259,875 Warrants entitling the registered holders thereof to acquire an aggregate of up to 90,259,875 Common Shares are hereby created and authorized to be issued hereunder at the Exercise Price upon the terms and conditions herein set forth. Warrant Certificates evidencing Warrants shall be executed by the Company, certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company in accordance with a written direction of the Company, all in accordance with sections 2.3 and 2.4. Subject to adjustment in accordance with the provisions of section 2.12, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Company, at the Exercise Price, the number of Common Shares equal to the Exchange Basis in effect at the Exercise Date.

2.2	Form and Terms of Warrants

(1)        The Warrant Certificates for the Warrants shall be substantially in the form attached as Schedule “A” hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities that may be acquired pursuant to the Warrants.

(2)         Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to sections 2.12 and 2.13) upon due exercise and upon the due execution of the subscription form endorsed on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 2.12 and 2.13, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3)	Fractional Warrants shall not be issued or otherwise provided for.

2.3	Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the directors or officers of the Company and may, but need not, be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as a director or officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

2.4	Certification by the Warrant Agent

(1)        No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2)        The certification of the Warrant Agent on the Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration therefor except as otherwise specified herein.

2.5	Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

2.6	Issue in Substitution for Lost Warrant Certificates

(1)        In the event that any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)        The applicant for the issue of a new Warrant Certificate pursuant to this section 2.6 shall bear the cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, and such applicant shall be required to furnish an indemnity or security in amount and form satisfactory to the Company and the Warrant

Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.7	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue or the class of same.

2.8	Registration and Transfer of Warrants

(1)        The Company will cause to be kept by the Warrant Agent at the principal stock transfer offices of the Warrant Agent in the City of Toronto, Ontario:

(a)

a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant(s) pursuant to the terms of this Indenture or the terms thereof; and

(b)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2)        No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 2.8(1), upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed Transfer of Warrants form as attached to the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(3)        The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.8(2) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.8(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4)        The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.8(1), if such transfer would constitute a violation of the securities laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable securities legislation.

(5)         Any Warrant Certificate issued to a transferee upon transfers contemplated by this section 2.8 shall bear the appropriate legends as set forth in subsections 2.20(1) and (2).

(6)        If a Warrant Certificate tendered for transfer bears the legend set forth in paragraph 2.20(1)(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and complies with the requirements of the said paragraph 2.20(1)(b).

2.9	Registers Open for Inspection

The registers referred to in subsection 2.8(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

2.10	Exchange of Warrants

(1)        Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2)        Warrant Certificates may be exchanged only at the principal stock transfer offices of the Warrant Agent in the City of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)         Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

2.11	Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute owner of that Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

2.12	Adjustment of Exchange Basis

Subject to section 2.13, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)        If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall:

(i)

issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than as a Dividend Paid in the Ordinary Course or a distribution of Common Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Company), or

(ii)	subdivide, redivide or change its then outstanding Common Shares into a greater number of shares, or

(iii)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares,

(any of such events in these paragraphs (i), (ii) or (iii) being called a “Common Share Reorganization”), then the Exchange Basis in effect on the effective date of such subdivision or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction:

(a)

the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable), and

(b)

the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

(2)        If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a)

the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(b)	the denominator of which shall be the aggregate of:

(i)	the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number of Common Shares arrived at by dividing

(A)

the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(B)	the Current Market Price as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any Common Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(3)        If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the issue or distribution to all or substantially all the holders of its outstanding Common Shares of:

(i)	shares of the Company of any class other than Common Shares; or

(ii)	rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares; or

(iii)	evidences of indebtedness; or

(iv)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(a)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, and

(b)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date, less

(B)

the fair market value, as determined by action by the board of directors acting reasonably and in good faith (whose determination shall be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any shares owned by or held for the account of the Company or its Subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation.

(4)        If and whenever, at any time after the date hereof and prior to the Time of Expiry, there shall be a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter shall exercise his right to receive Common Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property resulting from the Capital Reorganization which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5)         Forthwith upon the occurrence of any of the events referred to in the preceding subsections above, the Company shall:

(a)	file with the Warrant Agent a certificate of the Company specifying the required adjustment; and

(b)	give notice to the Warrantholders of the required adjustment.

(6)         Any adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment.

2.13	Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of section 2.12:

(1)        The adjustments provided for in section 2.12 shall be cumulative and such adjustments shall be made successively whenever an event referred to in section 2.12 shall occur, subject to the following subsections of this section 2.13.

(2)        If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.12(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of section 2.12.

(3)        No adjustment in the Exchange Basis shall be required unless such adjustment would result in a change of at least 0.01 of a Common Share based on the prevailing Exchange Basis, provided that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(4)        No adjustment in the Exchange Basis shall be made in respect of any event described in section 2.12, other than the events referred to in paragraphs (ii) and

(iii) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(5)        No adjustment in the Exchange Basis shall be made pursuant to section 2.12 in respect of the issue from time to time of Common Shares purchasable on exercise of the Warrants or in respect of the issue from time to time of a Dividend Paid in the Ordinary Course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue shall be deemed not to be a Common Share Reorganization.

(6)        If a dispute shall at any time arise with respect to adjustments provided for in section 2.12, such dispute shall, absent manifest error, be conclusively determined by the Company’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(7)        If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(8)        In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(9)         As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(10)      In case the Company, after the date hereof, shall take any action affecting any Common Shares, other than action described in section 2.12, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting in good faith, may determine to be equitable in the circumstances. Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(11)      The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company’s Auditors.

2.14	Postponement of Subscription

In any case where the application of section 2.12 results in an increase in the number of Subject Securities that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Company may postpone the issuance to the Warrantholder of the Subject Securities to which he is entitled by reason of such adjustment, but such Subject Securities shall be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised, adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Subject Securities are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this section, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

2.15	Notice of Adjustment

(1)         At least 10 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 2.12, the Company shall:

(a)

file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2)        In case any adjustment for which a notice in subsection 2.15(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a)	file with the Warrant Agent a computation of such adjustment; and

(b)	give notice to the Warrantholders of the adjustment.

(3)        The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

2.16	No Action after Notice

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 10 days after the giving of the notice set forth in paragraph (b) of subsections 2.15(1) and (2).

2.17	Purchase of Warrants for Cancellation

The Company may, at any time and from time to time, purchase Warrants by invitation for tender, by private contract or otherwise (which shall include a purchase through an investment dealer or firm holding membership on a Canadian stock exchange) on such terms as the Company may determine. All Warrants purchased pursuant to the provisions of this section 2.17 shall be forthwith delivered to, cancelled and destroyed by the Warrant Agent and shall not be reissued. If required by the Company, the Warrant Agent shall furnish the Company with a certificate as to such destruction.

2.18	Optional Purchases by the Company

Subject to applicable law, the Company may from time to time, purchase on any stock exchange (if then listed), in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this section 2.18 shall forthwith be delivered to and cancelled by the Warrant Agent.

2.19	Protection of Warrant Agent

Subject to Article 8, the Warrant Agent shall not:

(a)

at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist that may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Subject Securities that may at any time be issued or delivered upon the exercise of the Warrants;

(c)

be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

2.20	Legended Warrant Certificates

(1)

(a)          The Warrant Agent understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States.

(b)

Each Warrant Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, all Common Shares issued upon exercise of such Warrants, and all certificates issued in exchange or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [IF A WARRANT: AND THE SECURITIES ISSUED UPON THE EXERCISE OF THESE SECURITIES] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF GLENCAIRN GOLD CORPORATION (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH THE

EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE U.S. STATE SECURITIES LAWS, OR (D) WITH THE PRIOR WRITTEN CONSENT OF THE CORPORATION, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES LAWS.”

provided that, if such Warrants or Common Shares are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with applicable Canadian securities laws and regulations, and the Company is a “foreign issuer” as such term is defined in Regulation S, the legend may be removed by providing a declaration to the Transfer Agent in the form of Schedule “B” hereto (or as the Company may reasonably prescribe from time to time); and provided further that, if any such Warrants or Common Shares are being sold other than to the Company or in accordance with Regulation S, the legend may be removed by delivery to the Transfer Agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. The Transfer Agent shall, upon receipt of the executed form of “Declaration for Removal of Legend” as set forth in Schedule “B” hereto, issue a new certificate within three Business Days thereof.

(c)

If a Warrant Certificate or Common Share certificate issued with respect to an exercise of Warrants is tendered for transfer and bears the legend set forth in paragraph 2.20(1)(b) hereof and the holder thereof has not obtained the prior written consent of the Company, the Warrant Agent or the Transfer Agent, as the case may be, shall not register such transfer unless the holder complies with the requirements of the said paragraph 2.20(1)(b) hereof.

(2)         Each Warrant Certificate originally issued to every Purchaser, as well as all certificates issued in exchange for or in substitution of the Warrant Certificates, unless such exchange or substitution shall occur subsequent to the date that is four months and one day from the Closing Date, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 23, 2008.”

provided that, if at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legend is not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

ARTICLE 3

EXERCISE OF WARRANTS

3.1	Method of Exercise of Warrants

(1)        The registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at its principal stock transfer offices in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed subscription of the registered holder or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form attached to the Warrant Certificate specifying the number of Common Shares subscribed for together with a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for. A Warrant Certificate with the duly completed and executed subscription and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2)         Any subscription referred to in subsection 3.1(1) shall be signed by the Warrantholder, shall specify the person(s) in whose name such Subject Securities are to be issued, the address(es) of such person(s) and the number of Subject Securities to be issued to each person, if more than one is so specified. If any of the Subject Securities subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 3.1(1) shall be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guaranteed from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(3)        If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Subject Securities pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Subject Securities to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

3.2	No Fractional Shares

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

3.3	Effect of Exercise of Warrants

(1)        Upon compliance by the Warrantholder with the provisions of section 3.1, the Subject Securities subscribed for shall be deemed to have been issued and the person to whom such Subject Securities are to be issued shall be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Company for the Common Shares shall be closed on such date, in which case the Subject Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(2)        Within three Business Days following the due exercise of a Warrant pursuant to section 3.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Subject Securities are to be issued (as applicable) and the addresses of such holders of the Subject Securities.

(3)        Within five Business Days of the due exercise of a Warrant pursuant to section 3.1, the Company shall cause the Transfer Agent to mail to the person in whose name the Subject Securities so subscribed for are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

(4)        In the event that the Warrants are exercised by any Warrantholder prior to the date that is four months and one day following the Closing Date, the certificates evidencing the Common Shares shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE FEBRUARY 23, 2008.”

provided that, if at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legend is not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate that does not bear such legend.

3.4	Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to sections 2.6, 2.8(2), 2.10 or 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.8(1). The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

3.5	Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate in respect of the balance of Subject Securities that such holder was entitled to purchase pursuant to the surrendered Warrant Certificate and that were not then purchased, such new Warrant Certificate to contain the same legend(s) as provided for in section 2.20, if applicable.

3.6	Expiration of Warrant

After the Time of Expiry, all rights under any Warrant or this Indenture in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

3.7	Prohibition on Exercise by U.S. Persons; Exception

(1)        Warrants may not be exercised within the United States or by or on behalf of any U.S. Person unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder of the Warrants has furnished an opinion of counsel of recognized standing in form and substance satisfactory to the Company to such effect; provided that an Accredited Investor that purchased the Units or Subscription Receipts in the Company’s private placement of Units and Subscription Receipts in the United States will not be required to deliver an opinion of counsel in connection with the exercise of Warrants forming part of the Units or those that are issued on exercise of Subscription Receipts, as applicable, provided it provides the certification required in paragraph 3.7(2)(b) below. The Warrant Agent shall be entitled to rely upon the registered address of the Warrantholder as set forth in such Warrantholder’s subscription agreement for the purchase of Units and Subscription Receipts in determining whether the address is in the United States or the Warrantholder is a U.S. Person.

(2)	Any holder which exercises any Warrants shall provide to the Company either:

(a)

a written certification that such holder (a) at the time of exercise of the Warrants is not in the United States; (b) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person; and (c) did not execute or deliver the subscription form for the Warrants in the United States;

(b)

a written certification that the holder (a) purchased the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Units and Subscription Receipts; (b) is exercising the Warrants solely for its own account or for the benefit of a U.S. Person or a person in the United States; and (c) was an Accredited Investor, both on the date the Units and Subscription Receipts were purchased from the Company and on the date of exercise of the Warrants; or

(c)

a written opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available for the issuance of the Common Shares issuable on exercise of the Warrants.

(3)        No certificates representing Common Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of paragraphs (b) or (c) of subsection 3.7(2).

ARTICLE 4

COVENANTS FOR WARRANTHOLDERS’ BENEFIT

4.1	General Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(1)        The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law.

(2)        The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSX and to have the Common Shares issued pursuant to the exercise of the Warrants listed and posted for trading on the TSX as expeditiously as possible.

(3)        The Company will reserve and keep available a sufficient number of Subject Securities for issuance upon the exercise of Warrants issued by the Company.

(4)        The Company will cause the Subject Securities from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(5)        The Company will cause the certificates representing the Subject Securities from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(6)         All Subject Securities that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable.

(7)        The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(8)        The Company will use its best efforts to maintain its status as a “reporting issuer” not in default of the requirements of each of the provinces of Canada until the Time of Expiry.

(9)        The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture.

4.2	Securities Qualification Requirements

(1)        If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Subject Securities may be issued or delivered to a Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)        The Company will give written notice of the issue of Subject Securities pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3	Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created, provided that the Warrant Agent shall receive prior written approval for any expense in excess of $1,000 that it intends to incur in connection with the services it provides to the Company pursuant to this Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, wilful misconduct or bad faith of the Warrant Agent.

4.4	Performance of Covenants by Warrant Agent

Subject to section 8.7, if the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within 25 Business Days after either giving notice of such default pursuant to subsection 4.1(9) or receiving written notice from the Warrant Agent of such failure, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 5

ENFORCEMENT

5.1	Suits by Warrantholders

Subject to section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Subject to applicable law, the Warrant Agent and, by acceptance of the Warrant Certificate and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the shares pursuant to any warrant or any covenant, agreement, representation or warranty by the Company herein or in the Warrant Certificates contained.

5.2	Limitation of Liability

The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

ARTICLE 6

MEETINGS OF WARRANTHOLDERS

6.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent.

6.2	Notice

At least 14 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

6.3	Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

6.4	Quorum

Subject to the provisions of section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 10% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 10% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

6.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

6.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.7	Poll and Voting

On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

6.8	Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)

for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)	for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled or telegraphed before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

6.9	Company, Warrant Agent and Counsel may be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders.

6.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrants or otherwise;

(b)	to amend or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders; and

(f)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith.

6.11	Meaning of “Extraordinary Resolution”

(1)        The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this section 6.11 and in section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2)        If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in sections 9.1, 9.2 and 9.3. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 10% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3)         Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

6.12	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

6.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

6.14	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 also may be taken and exercised by Warrantholders representing at least 66 2/3% of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

6.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

6.16	Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded. The Company shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Company.

ARTICLE 7
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b)	setting forth adjustments in the application of Article 2;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 6;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(g)

amending any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

7.2	Successor Companies

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

ARTICLE 8

CONCERNING THE WARRANT AGENT

8.1	Trust Indenture Legislation

(1)        If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)        The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

8.2	Rights and Duties of Warrant Agent

(1)        The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)        In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence, wilful misconduct or bad faith.

(3)        The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)        The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(5)         Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, this section 8.2 and section 8.3.

(6)        The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(7)        In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

8.3	Evidence, Experts and Advisers

(1)        In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)        In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3)        Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4)         Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(5)        The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper document received in facsimile or e-mail form.

(6)        The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 4.3.

(7)        The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

(8)        The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(9)        The Warrant Agent is not required to expend or place its own funds at risk in executing its duties and obligations.

8.4	Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof, for the benefit of the Company, may be placed in the deposit vaults of the Warrant Agent or of any Schedule 1 Canadian chartered bank for safekeeping with any such bank or the Warrant Agent. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall, subject to section 4.4, belong to the Company and shall be paid to the Company upon discharge of this Indenture.

8.5	Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.6	Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and obligations of this Indenture or otherwise.

8.7	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1)        The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 8.9 or in the certificate of the Warrant Agent on the Warrants).

(2)        Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)        The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)        The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5)        Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

8.8	Replacement of Warrant Agent

(1)        The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Company’s expense, on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section 8.8 shall be a corporation authorized to carry on the business of a transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the

Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2)        Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 9.1.

(3)         Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new warrant agent under subsection 8.8(1).

(4)         Any Warrants certified but not delivered by a predecessor Warrant Agent may be certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

8.9	Conflict of Interest

(1)        The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists which is it aware of in the Warrant Agent’s role hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its appointment hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2)         Subject to subsection 8.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

8.10	Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

8.11	Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

8.12	Authorization to Carry on Business

The Warrant Agent represents to the Company that it is registered to carry on the business of a transfer agent in the Province of Ontario.

ARTICLE 9

GENERAL

9.1	Notice to the Company and the Warrant Agent

(1)        Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by telecopier:

(a)	If to the Company, to:

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6

Attention:	President
Telefax No.:	(416) 367-0182

with a copy to:

Cassels Brock & Blackwell LLP

40 King Street West, Suite 2100

Toronto, Ontario M5H 3C2

Attention:	Mark T. Bennett
Telefax No.:	(416) 350-6933

(b)	If to the Warrant Agent, to:

Equity Transfer & Trust Company

200 University Avenue, Suite 400

Toronto, Ontario M5H 4H1

Attention:	Corporate Trust Department
Telefax No.:	(416) 361-0470

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2)        The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal stock transfer offices of the Warrant Agent in the City of Toronto, Ontario by Warrantholders during normal business hours.

(3)        If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by cable, telegram, telecopier or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by cable, telegram, telecopier or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

9.2	Notice to the Warrantholders

(1)         Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the next Business Day if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants.

(2)        If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

9.3	Discretion of Directors

Any matter provided herein to be determined by the directors in their sole discretion and determination so made will be conclusive.

9.4	Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or destruction in accordance with the provisions hereof all Warrants theretofore certified hereunder, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company’s obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

9.5	Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

9.6	Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

GLENCAIRN GOLD CORPORATION

Per: “Lorna MacGillivray”

Authorized Signing Officer

EQUITY TRANSFER & TRUST COMPANY

Per: “Shelley Martin”

Authorized Signing Officer

Per: “Derrice Richards”

Authorized Signing Officer

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

VOID VOID VOID

COMMON SHARE PURCHASE WARRANTS OF

GLENCAIRN GOLD CORPORATION

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE PRIOR TO 5:00 P.M. (TORONTO TIME) ON OCTOBER 22, 2010, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Warrant Certificate

GS98

CUSIP : 377903174
ISIN : CA3779031747

REPRESENTING

*1********

1*****

1***

Warrants to acquire Common Shares

THIS CERTIFIES that, for value received

**** SPECIMEN ****

the registered holder hereof (the "holder") is entitled at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010 (the "Expiry Date") to subscribe for the number of Common Shares specified above of Glencairn Gold Corporation (the "Company"), by surrendering to Equity Transfer & Trust Company (the "Warrant Agent") at its principal offices in the City of Toronto, Ontario, this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.18 per Common Share, subject to adjustment in certain events, (the "Exercise Price") by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company at par in the City of Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares which the holder is entitled to purchase on the exercise of the Warrants represented by this certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in the City of Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian chartered bank, by a Canadian trust company, by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Warrant Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrants represented by this certificate.

This Warrant Certificate represents Warrants issued under the provisions of the common share purchase warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of October 22, 2007 between the Company and the Warrant Agent, as warrant agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the principal stock transfer offices of the Warrant Agent in the City of Toronto, Ontario. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Warrant Indenture. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

The Company may from time to time and at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date purchase any of the Warrants by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the 22nd day of October, 2007.

GLENCAIRN GOLD CORPORATION

By ______________________

Kerry J. Knoll - Chairman

DATED **March 24, 2007**

EQUITY TRANSFER & TRUST COMPANY

By ______________________

AUTHORIZED OFFICER

test111-375909-29149084649

SECURITY INSTRUCTIONS ON REVERSE **VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO**

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

Printed by DATA BUSINESS FORMS

3091263

TRANSFER OF WARRANTS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

____
(name)

____
(address)

____________________ of the Warrants registered in the name of the undersigned represented by the within certificate.

Dated this _________ day of ____________________, ____________.

____
Name of Warrantholder

____
Name of Authorized Representative

____
Signature of Warrantholder or Authorized Representative

____
Title or Capacity of Authorized Representative

____
Daytime Phone Number of Warrantholder or Authorized Representative

____
Signature Guaranteed

Note: The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

SUBSCRIPTION FORM

The undersigned holder of the within Warrants hereby irrevocably subscribes for ____________________ Common Shares of Glencairn Gold Corporation at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Toronto, Ontario to the order of Glencairn Gold Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ **A. The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and is not exercising the Warrants on behalf of a "U.S. person"; and (iii) did not execute or deliver this subscription form in the United States.**

☐ **B. The undersigned holder (i) purchased the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Subscription Receipts; (ii) is exercising the Warrants solely for its own account and not on behalf of any other person; and (iii) was an Accredited Investor, both on the date the Subscription Receipts were purchased from the Company and on the date of exercise of the Warrants.**

☐ **C. The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.**

Notes:

(1) Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2) If Box C above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAMES(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered Warrantholder, the Transfer of Warrants Form must be completed and the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program or in accordance with industry standards.)

Dated this _________ day of ____________________, ____________.

____
Name of Warrantholder

____
Name of Authorized Representative

____
Signature of Warrantholder or Authorized Representative

____
Title or Capacity of Authorized Representative

____
Daytime Phone Number of Warrantholder or Authorized Representative

____
Signature Guaranteed

[ ] Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

RESTRICTIONS

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THE CORPORATION IS A "FOREIGN ISSUER" AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE 'GOOD DELIVERY,' MAY BE OBTAINED FROM EQUITY TRANSFER & TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO EQUITY TRANSFER & TRUST COMPANY AND GLENCAIRN GOLD CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

VOID VOID VOID

COMMON SHARE PURCHASE WARRANTS OF

GLENCAIRN GOLD CORPORATION

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE PRIOR TO 5:00 P.M. (TORONTO TIME) ON OCTOBER 22, 2010, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Warrant Certificate

GS98

CUSIP : 377903174
ISIN : CA3779031747

REPRESENTING

****

****

****

Warrants to acquire Common Shares

THIS CERTIFIES that, for value received

**** SPECIMEN ****

the registered holder hereof (the "Holder") is entitled at any time prior to 5:00 p.m. (Toronto time) on October 22, 2010 (the "Expiry Date") to subscribe for the number of Common Shares specified above of Glencairn Gold Corporation (the "Company"), by surrendering to Equity Transfer & Trust Company (the "Warrant Agent") at its principal offices in the City of Toronto, Ontario, this Warrant Certificate with a subscription in the form of the attached Subscription Form duly completed and executed and accompanied by payment of $0.18 per Common Share, subject to adjustment in certain events, (the "Exercise Price") by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company at par in the City of Toronto, Ontario. The holder of this Warrant Certificate may purchase less than the number of Common Shares which the holder is entitled to purchase on the exercise of the Warrants represented by this certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

Upon acceptance hereof the holder hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in the City of Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for are to be issued (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder's signature on the Subscription Form herein shall be guaranteed by a Canadian chartered bank, by a Canadian trust company, by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax or shall have satisfied to the satisfaction of the Company that such tax has been paid or that no tax is due) the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise and upon due surrender of this Warrant Certificate the Warrant Agent shall issue a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrants represented by this certificate.

This Warrant Certificate represents Warrants issued under the provisions of the common share purchase warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Warrant Indenture") dated as of October 22, 2007 between the Company and the Warrant Agent, as warrant agent, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the principal stock transfer offices of the Warrant Agent in the City of Toronto, Ontario. Capitalized terms used in this Warrant Certificate and not otherwise defined shall have the meanings ascribed thereto in the Warrant Indenture.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or her or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates entitling the holder thereof to acquire an equal aggregate number of Common Shares subject to adjustment as provided for in the Warrant Indenture. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the exercise price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

The Company may from time to time and at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date purchase any of the Warrants by private agreement or otherwise on such terms and conditions and at such price as the Company may in its sole discretion determine.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the 22nd day of October, 2007.

DATED **March 24, 2007**

GLENCAIRN GOLD CORPORATION

By ______________________

Kerry J. Knoll - Chairman

EQUITY TRANSFER & TRUST COMPANY

By ______________________

AUTHORIZED OFFICER

test111-375909-29149084649

SECURITY INSTRUCTIONS ON REVERSE   VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

Printed by DATA BUSINESS FORMS

3090946

TRANSFER OF WARRANTS

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

____
(name)

____
(address)

______________________ of the Warrants registered in the name of the undersigned represented by the within certificate.

Dated this ________ day of ____________________, __________.

____
Name of Warrantholder

____
Name of Authorized Representative

____
Signature of Warrantholder or Authorized Representative

____
Title or Capacity of Authorized Representative

____
Daytime Phone Number of Warrantholder or Authorized Representative

____
Signature Guaranteed

Note: The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member recognized under the Medallion Guarantee Program or from a similar entity in the United States, if this transfer is executed in the United States, or in accordance with industry standards.

SUBSCRIPTION FORM

The undersigned holder of the within Warrants hereby irrevocably subscribes for ______________________ Common Shares of Glencairn Gold Corporation at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Toronto, Ontario to the order of Glencairn Gold Corporation in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

☐ **A. The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a "U.S. person" as defined in Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and is not exercising the Warrants on behalf of a "U.S. person"; and (iii) did not execute or deliver this subscription form in the United States.**

☐ **B. The undersigned holder (i) purchased the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Subscription Receipts; (ii) is exercising the Warrants solely for its own account and not on behalf of any other person; and (iii) was an Accredited Investor, both on the date the Subscription Receipts were purchased from the Company and on the date of exercise of the Warrants.**

☐ **C. The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.**

Notes:

(1) Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2) If Box C above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered Warrantholder, the Transfer of Warrants Form must be completed and the holder must pay to the Warrant Agent all exigible taxes and the signature of the holder must be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Medallion Guarantee Program or in accordance with industry standards.)

Dated this ________ day of ____________________, __________.

____
Name of Warrantholder

____
Name of Authorized Representative

____
Signature of Warrantholder or Authorized Representative

____
Title or Capacity of Authorized Representative

____
Daytime Phone Number of Warrantholder or Authorized Representative

____
Signature Guaranteed

[ ] Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

RESTRICTIONS

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("CDS") TO GLENCAIRN GOLD CORPORATION (THE "ISSUER") OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Equity Transfer & Trust Company

as registrar and transfer agent for the

securities of Glencairn Gold Corporation

The undersigned (a) acknowledges that the sale of the securities of Glencairn Gold Corporation (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:

Signature Guaranteed	Name of Securityholder

Name of Authorized Representative	Signature of Securityholder or Authorized Representative

Title or Capacity of Authorized Representative	Daytime Phone Number of Securityholder or Authorized Representative